As filed with the Securities and Exchange Commission on November 19, 1996


                                                 Registration  No.   33-86052
------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          --------------------------
                               FIRST CASH, INC.
           (Exact name of Registrant as specified in its charter)

           DELAWARE                  5932                     75-2237-318
           --------                  ----                     -----------
       (State or other        (Primary Standard            (I.R.S. Employer
       jurisdiction of     Industrial Classification    Identification Number)
       incorporation or           Code Number)
        organization)

690 E. Lamar Blvd., Suite 400         Copy to:              Phillip E. Powell
    Arlington, Texas 76011     Thomas C. Pritchard, Esq.   690 E. Lamar Blvd.,
       (817) 460-3947          Brewer & Pritchard, P.C.         Suite 400
    (Address, including         1111 Bagby, 24th Floor      Arlington, Texas
  zip code, and telephone       Houston, Texas  77002             76011
number, including area code     Phone (713) 659-1744         (817) 460-3947
 of registrant's principal       Fax (713) 659-5302          (Name, address,
     executive offices)                                 including zip code and
                                                           telephone number,
                                                          including area code,
                                                         of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. X
                              ---

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.












                               FIRST CASH, INC.
                               ----------------

                            Cross-Reference Sheet
           Pursuant to Rule 404(a) of Regulation C and Item 501(b)
             of Regulation S-K under the Securities Act of 1933

      Item Number and Caption Heading In Prospectus
      ---------------------------------------------
1.    Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus      Forepart of the Registration
                                                  Statement and Outside Front
                                                  Cover Page of Prospectus
2.    Inside Front and Outside Back
      Cover Pages of Prospectus                   Inside Front Cover Page of
                                                  Prospectus

3.    Summary Information, Risk Factors
      and Ratio of Earnings to Fixed Charges      Prospectus Summary;
                                                  Investment Considerations

4.    Use of Proceeds                             Use of Proceeds

5.    Determination of Offering Price             Outside Front Cover Page of
                                                  Prospectus

6.    Dilution                                    *

7.    Selling Security Holders                    Plan of Distribution and
                                                  Selling Stockholders

8.    Plan of Distribution and Selling
      Stockholders                                Plan of Distribution and
                                                  Selling Stockholders

9.    Description of the Securities
      to be Registered                            Description of Capital Stock

10.   Interests of Named Experts and
      Counsel                                     Legal Matters; Experts

11.   Information with Respect to
      the Registrant                              Recent Developments; The
                                                  Company; Business;
                                                  Management; Description of
                                                  Capital Stock; Principal
                                                  Stockholders; Price Range of
                                                  Common Stock; Dividend
                                                  Policy; Selected Financial
                                                  Information; Capitalization;
                                                  and Management's Discussion
                                                  and Analysis of Financial
                                                  Condition and Results of
                                                  Operation

12.   Disclosure of Commission
      Position on Indemnification
      for Securities Act Liabilities              *

(*)   Not applicable.

                  ISSUANCE OF 3,602,788 SHARES OF COMMON STOCK
                  --------------------------------------------

     This Prospectus relates to the issuance by First Cash, Inc. ("Company") of an aggregate of (i) 1,310,162 shares of Common Stock underlying currently exercisable warrants ("Warrants"), (ii) 192,625 shares of Common Stock underlying currently exercisable options granted under the Company's stock option plan ("Options"), and (iii) 2,100,001 shares of Common Stock upon conversion of the Debentures Due 1999 and Debentures Due 2004 (collectively, "Convertible Debentures"). See "Description of Capital Stock" and "Plan of Distribution and Selling Stockholders." The Company will receive the exercise price upon the exercise of the Warrants and Options, but will not receive any proceeds upon the conversion of the Convertible Debentures. See "Use of Proceeds." The Common Stock of the Company is traded on the Nasdaq Stock Market under the symbol "PAWN." On November 18, 1996, the last sale price of the Common Stock as reported on the Nasdaq Stock Market was $5.50 per share. See "Price Range of Common Stock."

     See "Investment Considerations" starting of page 5 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

==============================================================================
                      Number     Price     Total     Discounts      Proceeds
                        of        Per      Amount       and          to the
                      Shares     Share    Offered   Commissions(1)  Company(2)
------------------------------------------------------------------------------
Shares Underlying
 Warrants           1,310,162     (3)   $5,782,624       -         $5,782,624
Shares Underlying
 Options              192,625     (4)      895,625       -            895,625
Shares Underlying
 Convertible
 Debentures         2,100,001     (5)            -       -                  -
------------------------------------------------------------------------------
 Total              3,602,788      -    $6,678,249       -         $6,678,249
==============================================================================

(1) The Company will not pay any brokerage commissions or other direct or indirect selling compensation in connection with this offering.
(2) Before deducting the cash expenses of this offering, estimated to be $18,500.
(3) Of the 1,310,162 shares of Common Stock underlying the Warrants, a total of (i) 1,033,000 shares are exercisable at $4.00 per share, (ii) 227,162 shares are exercisable at $4.625 per share, and (iii) 50,000 shares are exercisable at $12.00 per share.
(4) Of the 192,625 shares of Common Stock underlying the options a total of
(i) 180,000 shares are exercisable at $4.625 per share and (ii) 12,625 shares are exercisable at $5.00 per share.
(5) Of the 2,100,001 shares of Common Stock underlying the Convertible Debentures, a total of (i) 1,600,001 shares are convertible at a price of $4.625 per share and (ii) 500,000 shares are convertible at a price of $5.00 per share.

                 The date of this Prospectus is November 19, 1996
                 ------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------



Available Information                      Business
Prospectus Summary                         Management
Recent Developments                        Principal Stockholders
The Company                                Description of Capital Stock
Investment Considerations                  Legal Matters
Price Range of Common Stock                Experts
Dividend Policy                            Index to the Consolidated
Capitalization                              Financial Statements
Selected Financial Information
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than the securities to which it relates or an offer to or a solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION
                             ---------------------

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information are available for inspection and copying at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the Regional Offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the SEC in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by this reference. The Registration Statement and the exhibits and schedules thereto are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the SEC, from the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.


                             PROSPECTUS SUMMARY
                             ------------------

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                 The Company
                                 -----------

     First Cash, Inc. (the "Company") is the third largest publicly traded pawnshop operator in the United States with 54 stores in Texas, Oklahoma, Maryland and Washington, D.C. as of November 19, 1996. The Company's telephone number is (817) 460-3947 and corporate offices are located at 690 East Lamar Blvd., Suite 400, Arlington, Texas 76011. The Company engages in both consumer finance and retail sales activities. The Company provides a convenient source for consumer loans, lending money against pledged tangible personal property such as jewelry, electronic equipment, tools, firearms, sporting goods and musical equipment. The Company also functions as a retailer of previously-owned merchandise acquired in forfeited pawn transactions and over-the-counter purchases from customers, as well as new merchandise acquired in close-out purchases. For the fiscal year ended July 31, 1996, the Company's revenues were derived 65% from retail activities, and 35% from lending activities. The Company provides its customer base timely and convenient access to short-term credit not generally available from commercial banks, finance companies or other financial institutions.

     Management believes the pawnshop industry is highly fragmented with approximately 9,000 stores in the United States and is in the early stages of achieving greater efficiencies through consolidation. The four publicly traded pawnshop companies operate less than 8% of the total pawnshops in the United States. Management believes significant economies of scale, increased operating efficiencies, and revenue growth are achievable by increasing the number of stores under operation and introducing modern merchandising techniques, point-of-sale systems, improved inventory management and store remodeling. The Company's objectives are to increase consumer loans and retail sales through selected acquisitions and new store openings and to enhance operating efficiencies and productivity. During fiscal 1996, 1995 and 1994, the Company added 7, 7 and 10 stores to its network, respectively, net of stores sold or consolidated. See "Recent Developments."

               Registration of Issuance of Shares of Common Stock
               --------------------------------------------------

Common Stock outstanding on the date of this Prospectus..... 3,719,121 (1)
Common Stock issued upon exercise of Options, the
  issuance of which is being registered hereby..............   192,625
Common Stock issued upon exercise of Warrants, the
  issuance of which is being registered hereby.............. 1,310,162
Common Stock issued upon exercise of Convertible Debentures, the issuance of which is being registered hereby.......... 2,100,001
Use of proceeds............................................. Reduction of
                                                             outstanding
                                                             Credit Facility
                                                             and working
                                                             capital.  See
                                                            "Use of Proceeds."
Nasdaq Symbol............................................... PAWN
------------------

(1) Does not include (i) 215,625 shares issuable upon exercise of outstanding options, of which the issuance of 192,625 shares of Common Stock underlying the Options is being registered hereby, (ii) 3,218,412 shares issuable upon exercise of outstanding warrants, of which the issuance of 1,310,162 shares of Common Stock underlying the Warrants is being registered hereby, (iii) 2,100,001 shares issuable upon conversion of the Convertible Debentures. See "Management - Stock Options and Warrants," "- Certain Transactions," "Description of Capital Stock - Convertible Debentures," and "- Other Warrants."

                        Summary Financial Information
                        -----------------------------
              (in thousands, except per share and store data)

                                                      Year Ended July 31,
                                                   1996      1995      1994
                                                   ----      ----      ----
Income Statement Data:
----------------------
      Total revenues.........................    $ 38,023  $ 32,184  $ 20,583
      Cost of goods sold and expenses........      35,666    30,492    18,986
                                                 --------  --------  --------
      Income before income taxes.............       2,357     1,692     1,597
      Provision for income taxes.............         917       592       462
                                                 --------  --------  --------
      Net income.............................       1,440     1,100     1,135
      Dividends on preferred stock...........           -         -       120
                                                 --------  --------  --------
      Net income attributable to common
       stockholders..........................    $  1,440  $  1,100  $  1,015
                                                 ========  ========  ========
      Net income per common share............    $    .39  $    .30  $    .27
                                                 ========  ========  ========
      Weighted average common
       shares outstanding....................       3,669     3,719     3,792

Operating Data:
---------------
   Stores in operation:
     Beginning of period.....................          43        36        26
     Acquired................................           7         5        10
     Opened..................................           1         2         2
     Sold....................................           -         -        (1)
     Consolidated............................          (1)        -        (1)
                                                 --------  --------  --------
     End of period...........................          50        43        36
                                                 ========  ========  ========
   Pawn loans................................    $ 11,701  $  9,158  $  7,320
   Average loan balance per store(1).........    $    234  $    213  $    203
   Redemption rate(2)........................         70%       71%       73%
   Average inventory per store(1)............    $    175  $    178  $    167
   Annualized inventory turnover.............        2.1x      2.0x      1.6x
   Gross profit percentage on
    merchandise sales........................       32.7%     34.1%     32.2%

                                                     July 31, 1996
                                                     -------------
Balance Sheet Data:                                         As Adjusted
-------------------                               Actual     (3)(4)(5)
                                                  ------    -----------
   Working capital...........................    $ 21,098     $ 27,776
   Total assets..............................      51,945       58,623
   Long-term liabilities.....................      28,655       18,655
   Total liabilities.........................      31,362       21,362
   Stockholders' equity......................      20,583       37,261
---------------

(1) Calculated as loans or inventory, as appropriate, at the end of the period divided by locations in operation at the end of the period.
(2) The redemption rate represents the percentage of loans made, including loan renewals, with respect to which the customer either paid the outstanding principal and accrued interest or renewed by paying all outstanding accrued interest.
(3)  Assumes issuance of (i) 192,625 shares issuable upon exercise of Options,
(ii) 1,310,162 shares issuable upon exercise of the Warrants, and (iii) 2,100,001 shares issuable upon conversion of the Convertible Debentures; the issuance of all these shares is being registered under the Securities Act.
(4) Includes the conversion of $100,000 of Convertible Debentures, which were converted in October 1996.
(5) Does not include 1,908,250 shares issuable upon exercise of outstanding warrants and 23,000 shares issuable upon exercise of outstanding options, of which the issuance is not being registered under the Securities Act.

                              RECENT DEVELOPMENTS
                              -------------------

     In May 1996, the Company acquired three pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways and pawn loans from an affiliate of Mark Rothman, a principal stockholder of the Company, for an aggregate purchase price of $2,446,000 consisting of $2,400,000 cash paid to the seller, and legal, consulting and other fees of $46,000. In June 1996, the Company acquired three additional pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways, pawn loans and inventory from an unaffiliated corporation for an aggregate cash purchase price of $1,662,000 consisting of $1,590,000 paid to the seller, and legal, consulting and other fees of $72,000. The Company financed substantially all of the cash purchase price for both of these acquisitions through its Credit Facility. The purchase price for these acquisitions was determined based upon the volume of annual loan and sales transactions, outstanding loan balances, inventory on hand, and location and condition of the facilities.

     In August 1996, the Company entered into a management agreement to operate and manage pawnshops for JB Pawn, Inc., a Texas corporation. JB Pawn, Inc. will own and provide 100% of the financing for the pawnshops, and will incur all direct costs to operate the pawnshops, including but not limited to payroll, store operating expenses, cost of inventory, and pawn loans. The Company will receive a monthly management fee for each store managed, and will provide computer support, accounting, auditing, oversight and management of these stores. JB Pawn, Inc. is 100% owned and controlled by Mr. Jon Burke, a brother of a director of the Company. In the event that JB Pawn, Inc. receives an offer to purchase any of its pawnshops, the Company shall have a first right of refusal to match such offer.

                                  THE COMPANY
                                  -----------

     The Company is the third largest publicly traded pawnshop operator in the United States with 54 stores in Texas, Oklahoma, Maryland and Washington, D.C. as of November 19, 1996. The Company engages in both consumer finance and retail sales activities. The Company provides a convenient source for consumer loans, lending money against pledged tangible personal property such as jewelry, electronic equipment, tools, firearms, sporting goods and musical equipment. The Company also functions as a retailer of previously-owned merchandise acquired in forfeited pawn transactions and over-the-counter purchases from customers, as well as new merchandise acquired in close-out purchases. For the fiscal year ended July 31, 1996, the Company's revenues were derived 65% from retail activities, and 35% from lending activities. The Company provides its customer base timely and convenient access to short-term credit not generally available from commercial banks, finance companies or other financial institutions.

     Management believes the pawnshop industry is highly fragmented with approximately 9,000 stores in the United States and is in the early stages of achieving greater efficiencies through consolidation. The four publicly traded pawnshop companies operate less than 8% of the total pawnshops in the United States. Management believes significant economies of scale, increased operating efficiencies, and revenue growth are achievable by increasing the number of stores under operation and introducing modern merchandising techniques, point-of-sale systems, improved inventory management and store remodeling. The Company's objectives are to increase consumer loans and retail sales through selected acquisitions and new store openings and to enhance operating efficiencies and productivity. During fiscal 1996, 1995 and 1994, the Company added 7, 7 and 10 stores to its network, respectively, net of stores sold or consolidated.

     The Company commenced operations in July 1988 with the acquisition of two stores. The Company added two stores in each of the three following fiscal years, 15 stores in fiscal 1992, three stores in fiscal 1993, 10 in fiscal 1994, seven in fiscal 1995 and seven in fiscal 1996. During fiscal 1994, the Company consolidated one store in the Dallas/Fort Worth metropolitan area with an existing store, in December 1993 the Company sold one store in the Dallas/Fort Worth metropolitan area, and in September 1995 the Company consolidated one store in the Mid-Atlantic area.. Of the 54 stores currently operated by the Company, 46 were acquired and 8 were start-ups by the Company. The Company continues to study possible acquisitions and to make contact with possible acquisition candidates.

     It is the Company's experience that after a suitable location has been identified and a lease and licenses are obtained, a new store can be ready for business within six weeks. The investment required to open a store includes inventory, funds available for pawn loans, store fixtures, security systems, and a computer system. Although the total investment varies and is difficult to predict for each new store, it has been the Company's experience that between $150,000 and $200,000 is required to finance new stores for the first six months of operation. Before making an acquisition, management studies a demographic analysis of the surrounding area, considers the number and size of competing pawnshops, and researches local regulatory issues. Specific store acquisition criteria include an evaluation of the volume of annual loan transactions, outstanding loan balances, historical redemption rates, the quality and quantity of inventory on hand, management expertise, and condition of the facility, including lease terms. See "Recent Developments" for a discussion of recent significant acquisitions.

     The Company was formed as a Texas corporation in July 1988 and in April 1991 the Company reincorporated as a Delaware corporation. Except as otherwise indicated, the term "Company" includes its wholly owned subsidiaries, American Loan & Jewelry, Inc. and Famous Pawn, Inc. The Company's principal executive offices are located at 690 E. Lamar Blvd, Suite 400, Arlington, Texas 76011, and its telephone number is (817)460-3947.

                          INVESTMENT CONSIDERATIONS
                          -------------------------

     In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

Recent Developments; Risk of Leverage
-------------------------------------

     As a result of the recent issuances of the Convertible Debentures, acquisition related debt and increases in the Company's Credit Facility, the Company's debt service requirements have been substantially increased over historical levels. Although the Company anticipates that existing cash flows and additional cash flows from the acquisitions partially funded by such indebtedness will be sufficient to support current levels of Company debt, debt service requirements will affect the profitability of the Company and may impair its ability to raise additional capital for further acquisitions or for capital investment in existing operations.

     At July 31, 1996, the Company had $28,655,000 of long-term liabilities, of which $27,027,000 represented long-term debt. The Company has incurred and will continue to incur interest expense on such indebtedness. Although interest rates have decreased over the last twelve months, interest rates may increase in the future. As interest rates increase, management's strategy to fund acquisitions through debt becomes more costly and may have an adverse impact on the Company's operations. Failure to make payments when due will result in default under and possible acceleration of one or more of the Company's debt instruments. Management believes that the net cash flows generated from operations will provide the Company with sufficient resources to meet the Company's present and foreseeable liquidity and capital needs, including those arising from debt obligations. However, in the event the Company's cash flow so generated is insufficient for these purposes, the Company may be required to raise additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

Expansion of Business
---------------------

     Since its inception, the Company has engaged in a series of acquisitions and, to a lesser degree, new store openings in order to expand its business. The Company's strategy for the near future is to emphasize expansion through both acquisition of existing stores, which enables the Company to realize increases in revenues and economies of scale more quickly, and opening new stores where demographics are favorable and competition is limited. The Company has not established definite plans to open a set number of stores or to acquire a set number of stores during the next 12-month period. While the Company continually looks for, and is presented with, potential acquisition candidates, the Company has no definitive plans or commitments for further acquisitions and is not currently negotiating any acquisitions. The Company has no immediate plans to open any other new stores. To a significant extent, the Company's future success is dependent upon its ability to continue to engage in successful acquisitions and new site selections. Potential risks associated with such a strategy are as follows:

Management of Growth

     The success of the Company's growth strategy is dependent, in part, upon the ability to maintain adequate financial controls and reporting systems, to assimilate acquisition management into the Company's management structure, to manage a larger operation, and to obtain additional capital upon favorable terms. On average, a new store becomes profitable, on a basis in accordance with generally accepted accounting principles, approximately six months after establishment. Typically, acquired stores are profitable upon acquisition. There can be no assurance that the Company will be able to successfully finance acquisitions or manage a larger operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Business Strategy."

Availability of Attractive Acquisitions

     The Company competes for acquisitions with other publicly held pawnshop companies, some of which have greater financial resources than the Company. As of the date of this Prospectus, the Company is not evaluating any material acquisitions. This competition could limit the availability of acquisition candidates and increase the cost of acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Statutory Requirements

     The Company's ability to open new stores in Texas counties having a population of more than 250,000 may be adversely affected by a law which requires a finding of public need and probable profitability by the Texas Consumer Credit Commissioner as a condition to the issuance or activation of any new pawnshop license. In addition, the present statutory and regulatory environment of some states renders expansion into those states impractical. For example, certain states require public sale of forfeited collateral or do not permit service charges sufficient to make pawnshop operations profitable.

Access to Capital

     The Company's need for expansion capital and its ability to obtain secured financing is complicated by the requirement in some states that it maintain a minimum amount of certain unencumbered net assets (currently $150,000 in Texas and $25,000 in Oklahoma) for each pawnshop location. The ability of the Company to continue to expand through acquisitions and new store openings is limited by access to capital.

Availability of Qualified Store Management Personnel

     The Company's ability to expand may also be limited by the availability of qualified store management personnel. While the Company seeks to train existing qualified personnel for management positions and to create attractive compensation packages to retain existing management personnel, there can be no assurance that sufficient qualified personnel will be available to satisfy the Company's needs with respect to its planned expansion.

Dependence on Key Personnel
---------------------------

     The success of the Company is dependent upon, among other things, the services of Phillip E. Powell, chief executive officer. The Company has entered into an employment agreement with Mr. Powell. The loss of the services of Mr. Powell could have a material adverse effect on the Company. As of the date of this Prospectus, the Company has not obtained a "key-man" life insurance policy on Mr. Powell. See "Management - Employment Agreements."

Limited Operating History
-------------------------

     While many of the stores owned by the Company have been acquired as operating businesses, the Company was incorporated in July 1988, and, consequently, is subject to the uncertainties and risks associated with newly established businesses. There can be no assurance that acquired operations will continue to operate as efficiently as they have in the past. Moreover, there can be no assurance that the Company will be profitable in future periods or that it will be able to successfully manage a substantially larger operation.

Governmental Regulation
-----------------------

     The Company's pawnshop operations are subject to, and must comply with, extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. These statutes prescribe, among other things, service charges a pawnshop may charge for lending money and the rules of conduct that govern an entity's ability to maintain a pawnshop license. With respect to firearm and ammunition sales, a pawnshop must comply with the regulations promulgated by the Federal Bureau of Alcohol, Tobacco and Firearms, a division of the Department of the Treasury ("ATF"). State regulatory agencies have broad, discretionary authority to refuse to grant a license or to suspend or revoke any or all existing licenses of licensees under common control if it is determined that any such licensee has violated any law or regulation or that the management of any such licensee is not suitable to operate pawnshops. In addition, there can be no assurance that additional state or federal statutes or regulations will not be enacted at some future date which could inhibit the ability of the Company to expand, significantly decrease the service charges for lending money, or prohibit or more stringently regulate the sale of certain goods, such as firearms, any of which could significantly adversely affect the Company's prospects. See "Business-Regulation."

Competition
-----------

     The Company encounters significant competition in connection with the operation of its business. In connection with lending operations, the Company competes with other pawnshops (owned by individuals and by large operators) and certain financial institutions, such as consumer finance companies, which generally lend on an unsecured as well as on a secured basis. The Company's competitors in connection with its retail sales include numerous retail and discount stores. Many competitors have greater financial resources than the Company. These competitive conditions may adversely affect the Company's revenues, profitability and ability to expand. See "Business - Competition."

Risks Related to Firearm Sales
------------------------------

     The Company regularly engages in sales of firearms, leaving it open to the risk of lawsuits from persons who may claim injury as a result of an improper sale. No such claims have been asserted against the Company as of the date hereof. The Company does not maintain insurance covering potential risks related to the sale of firearms. While there is federal and state gun control legislation under consideration, management does not believe such legislation will have a material adverse effect upon the Company's business.

Risks Related to Rightful Owner Claims
--------------------------------------

     In connection with pawnshops operated by the Company, there is the risk that acquired merchandise may be subject to claims of rightful owners. Historically, the Company has not found these claims to have a material adverse effect on results of operations, and, accordingly, the Company does not maintain insurance to cover the costs of returning merchandise to its rightful owners. The Company requires each customer obtaining a loan to provide appropriate identification.

Shares Reserved for Issuance
----------------------------

     The Company has 5,534,038 shares of Common Stock reserved for issuance upon the exercise of the Options, Warrants, other outstanding warrants, and conversion of the Convertible Debentures, with exercise and conversion prices varying from $4.00 to $15.00 per share, and with varying exercise periods extending to June 1, 2004. The Company is registering under the Securities Act the issuance of an aggregate of 3,602,788 of these shares of Common Stock. The exercise, as well as the conversion, of these securities, could have a dilutive effect and could adversely affect the prevailing market price of the Common Stock. See "Management - Stock Options and Warrants," "- Certain Transactions," "Description of Capital Stock - Convertible Debentures," and "- Other Warrants."

                                USE OF PROCEEDS
                                ---------------

     In the event that shares of Common Stock, the issuance of which are being registered under the Securities Act hereunder, are issued upon exercise of all of the Warrants and Options described herein, the Company will receive as gross proceeds a maximum of $6,678,249, prior to deducting estimated expenses incurred by the Company in the amount of approximately $18,500. The Company will use any such proceeds for general working capital. As there are no commitments from the holders of the Warrants or Options to so exercise such securities and purchase Common Stock, there can be no assurance that any such Options or Warrants will be exercised. The Company will not receive any cash proceeds upon any conversion of the Convertible Debentures into Common Stock. However, such conversion would result in the discharge of up to $9,900,000 in long-term indebtedness, net of $100,000 which was converted in October 1996, bearing interest at rates ranging from 7% to 10% per annum. The Company will not pay any brokerage fees in connection with the offering. See "Plan of Distribution and Selling Stockholders."

                         PRICE RANGE OF COMMON STOCK
                         ---------------------------

     The Company's Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq Stock Market under the symbol "PAWN". The following table sets forth the quarterly high and low last sales prices per share for the Common Stock, as reported by the Nasdaq Stock Market.

                                                           Common Stock
                                                            Price Range
                                                           ------------
                                                          High      Low
                                                          ----      ---
            1995
               First Quarter.......................     $  4.13   $  3.50
               Second Quarter......................        4.00      3.38
               Third Quarter.......................        4.00      3.00
               Fourth Quarter......................        3.75      3.00
            1996
               First Quarter.......................     $  4.63   $  3.13
               Second Quarter......................        4.25      3.63
               Third Quarter.......................        6.25      3.63
               Fourth Quarter......................        6.38      4.63


     On November 18, 1996, the last sales price for the Common Stock as reported by Nasdaq Stock Market was $5.50 per share. On November 15, 1996, there were approximately 86 stockholders of record of the Common Stock.

                               DIVIDEND POLICY
                               ---------------

     No cash dividends have been paid by the Company on the Common Stock, and the Company does not currently intend to pay cash dividends on the Common Stock. The current policy of the Company's Board of Directors is to retain earnings, if any, and to provide funds for operation and expansion of the Company's business. Such policy will be reviewed by the Board of Directors of the Company from time to time in light of, among other things, the Company's earnings and financial position and limitations imposed by outstanding indebtedness. Pursuant to the terms of its line of credit with its Credit Facility, the Company is prohibited from paying any dividends.

                                CAPITALIZATION
                                --------------

     The following table sets forth the capitalization of the Company as of July 31, 1996.

                                             Actual   As Adjusted(2)(3)(4)(5)
                                             ------   -----------
                                            (amounts in thousands)
      Short-term debt(1)..................  $    611   $    611
                                            ========   ========
	Long-term liabilities...............  $ 28,655   $ 18,655
                                            --------   --------
	Stockholders' equity:
       Preferred stock, $.01 par value;
        10,000,000 shares authorized;
        no shares issued or outstanding...         -          -
       Common stock, $.01 per value;
        20,000,000 shares authorized;
        3,697,500 and 7,321,909 shares
        outstanding, respectively.........        42         78
       Additional paid-in capital.........    17,611     34,253
       Retained earnings..................     5,195      5,195
       Treasury stock, at cost,
        470,959 shares....................    (2,265)    (2,265)
                                            --------   --------
       Total  stockholders' equity........    20,583     37,261
                                            --------   --------
      Total capitalization................  $ 49,238   $ 55,916
                                            ========   ========

(1) Includes the current portion of long-term debt and notes payable. See Notes 7, 8 and 9 of Notes to Consolidated Financial Statements for information concerning the Company's debt financing arrangements.
(2) Assumes the reduction of long-term liabilities and increase in stockholders' equity due to the conversion of $9,900,000 of convertible debentures, net of $100,000 which was converted in October 1996. However, due in part to the recent market price range of the Company's common stock, there can be no assurance that any such conversion will occur.
(3)  Assumes issuance of (i) 192,625 shares issuable upon exercise of Options,
(ii) 1,310,162 shares issuable upon exercise of the Warrants, and (iii) 2,100,001 shares issuable upon the conversion of Convertible Debentures; the issuance of all these shares is being registered under the Securities Act. However, considering the recent market price range of the Company's Common Stock, there can be no assurance that any such options or warrants will be exercised.
(4) Includes the conversion of $100,000 of Convertible Debentures, which were converted in October 1996.
(5) Does not include 1,908,250 shares issuable upon exercise of outstanding warrants and 23,000 shares issuable upon exercise of outstanding options, of which the issuance is not being registered under the Securities Act.

                       SELECTED FINANCIAL INFORMATION
                       ------------------------------

     The following table sets forth selected historical consolidated financial data as of and for the five years ended July 31, 1996. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. All amounts shown are in thousands, except per share amounts and certain operating data.

                                                    Year Ended July 31,
                                         1996     1995     1994     1993     1992
                                         ----     ----     ----     ----     ----
                                       (in thousands, except per share amounts and
                                                 certain operating data)
Income Statement Data:
 Revenues:
   Merchandise sales................   $ 24,823 $ 20,709 $ 12,174 $  9,445 $  5,340
   Pawn service charges.............     13,149   11,298    8,279    6,251    3,359
   Other............................         51      177      130      131      107
                                       -------- -------- -------- -------- --------
                                         38,023   32,184   20,583   15,827    8,806
                                       -------- -------- -------- -------- --------
 Cost of goods sold and expenses:
   Cost of goods sold...............     16,714   13,648    8,258    6,012    3,280
   Operating expenses...............     12,573   10,678    7,356    5,656    3,040
   Interest expense.................      2,124    2,116      819      434      404
   Depreciation.....................        540      506      361      314      153
   Amortization.....................        565      531      377      322      140
   Administrative expenses..........      3,150    3,013    1,815    1,188      603
                                       -------- -------- -------- -------- --------
                                         35,666   30,492   18,986   13,926    7,620
                                       -------- -------- -------- -------- --------
 Income before income taxes.........      2,357    1,692    1,597    1,901    1,186
 Provision for income taxes.........        917      592      462      784      486
                                       -------- -------- -------- -------- --------
 Net income.........................      1,440    1,100    1,135    1,117      700
 Dividends on preferred stock.......          -        -      120      124        -
                                       -------- -------- -------- -------- --------
 Net income attributable to
   common stockholders..............   $  1,440 $  1,100 $  1,015 $    993 $    700
                                       ======== ======== ======== ======== ========
 Net income per common share
  available to common stockholders..   $    .39 $    .30 $    .27 $    .30 $    .39
 Weighted average common
   shares outstanding...............      3,669    3,719    3,792    3,358    1,809
Operating Data:
 Locations in operation:
   Beginning of the period..........         43       36       26       23        8
   Acquisitions.....................          7        5       10        3       13
   Opened...........................          1        2        2        -        2
   Sold.............................          -        -       (1)       -        -
   Consolidated.....................         (1)       -       (1)       -        -
                                            ---      ---      ---      ---      ---
   End of the period................         50       43       36       26       23
                                            ===      ===      ===      ===      ===
 Pawn loans.........................   $ 11,701 $  9,158 $  7,320 $  5,048 $  4,021
 Average loan balance per store.....   $    234 $    213 $    203 $    194 $    175
 Redemption rate....................        70%      71%      73%      73%      70%
 Average inventory per store........   $    175 $    178 $    167 $    162 $    125
 Annualized inventory turnover......       2.1x     2.0x     1.6x     1.8x     1.7x
 Gross profit percentage on
   merchandise sales................      32.7%    34.1%    32.2%    36.3%    38.6%

Balance Sheet Data:
 Working capital (deficit)..........   $ 21,098 $ 17,027 $ 14,159 $  3,966 $ (4,856)
 Total assets.......................     51,945   43,755   37,814   27,025   22,189
 Long-term liabilities..............     28,655   22,964   18,657      392      212
 Total liabilities..................     31,362   24,808   19,804    7,278   14,508
 Series A preferred stock...........          -        -        -    2,000        -
 Stockholders' equity...............     20,583   18,947   18,010   17,747    7,681


(1) Comparability is affected by the net addition of 7, 7, 10, 3 and 15 stores for the fiscal years ended July 31, 1996, 1995, 1994, 1993 and 1992, respectively, net of stores sold or consolidated. See "Recent Developments" and Note 3 to the Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               ------------------------------------------------

General
-------

     The Company's revenues are derived primarily from service charges on pawn loans and the sale of unredeemed goods, or "merchandise sales". Loans are made for a 30-day term with an automatic extension of 60 days in Texas, 30 days in Oklahoma and 15 days in Maryland. Loans made in Washington, D.C. are made for a 120-day term with no automatic extension. All loans are collateralized by tangible personal property placed in the custody of the Company. The annualized service charge rates on the loans are set by state laws and range between 12% and 240% in Texas and 36% and 240% in Oklahoma, depending on the size of the loan. Service charge rates are 144% to 240% on an annualized basis in Maryland, with a $6 monthly minimum charge. In Washington, D.C., loans up to $40 bear a flat $5 charge per month, while loans over $40 bear a 60% annualized rate. In its Texas stores, the Company recognizes service charges at the inception of the loan at the lesser of the amount allowed by the state law for the initial 30-day term or $15, in accordance with state law. In Oklahoma, Maryland and Washington, D.C., the Company recognizes service charges at the inception of the loan at the amount allowed by law for the first 30 days. Pawn service charge income applicable to the remaining term and/or extension period is not recognized until the loan is repaid or renewed. If a loan is not repaid prior to the expiration of the automatic extension period, if applicable, the property is forfeited to the Company and held for resale.

     As a result of the Company's policy of accruing pawn service charges only for the initial 30-day term, unredeemed merchandise is transferred to inventory at a value equal to the loan principal plus one-month's accrued interest. The Company's accounting policy defers recognition of an amount of income equal to the amount of pawn service charges relating to the extension period until the loan is repaid or renewed, or until the merchandise is resold. As a result of this policy, the Company's annualized loan yield is lower than certain of its publicly traded competitors. Conversely, this revenue recognition policy results in inventory being recorded at a lower value, which results in realization of a larger gross profit margin on merchandise sales than would be realized by certain of the Company's publicly traded competitors. This policy, in the Company's opinion, lessens the risk that the inventory's cost will exceed its realizable value when sold.
However, if the pawn loan is repaid or renewed, or if the forfeited merchandise is resold, the amount of income which would be recognized by the Company or certain of its publicly traded competitors would be the same over time.

      Although the Company has had significant increases in revenues due primarily to acquisitions and secondarily to new store openings, the Company has also incurred increases in operating expenses attributable to the additional stores and increases in administrative expenses attributable to building a management team and the support personnel required by the Company's growth. Operating expenses consist of all items directly related to the operation of the Company's stores, including salaries and related payroll costs, rent, utilities, equipment depreciation, advertising, property taxes, licenses, supplies and security. Administrative expenses consist of items relating to the operation of the corporate office, including the salaries of corporate officers, area supervisors and other management, accounting and administrative costs, liability and casualty insurance, outside legal and accounting fees and stockholder-related expenses.

     Presented below are selected consolidated data for the Company for the three years ended July 31, 1996. The following table, as well as the discussion following, should be read in conjunction with Selected Financial Information and the Consolidated Financial Statements and notes thereto of the Company.

                                              Year Ended July 31,
                                          1996       1995       1994
                                          ----       ----       ----
Income statement items as a
  percent of total revenues:
Revenues:
   Merchandise sales..................    65.3%      64.3%      59.1%
   Pawn service charges...............    34.6       35.1       40.2
   Other..............................      .1         .6         .6
Expenses:
   Operating expenses.................    33.1       33.2       35.7
   Interest expense...................     5.6        6.6        4.0
   Depreciation.......................     1.4        1.6        1.8
   Amortization.......................     1.5        1.6        1.8
   Administrative expenses............     8.3        9.4        8.8
Gross profit as a percent of
  merchandise sales...................    32.7       34.1       32.2

Results of Operations
---------------------

Fiscal 1996 Compared to Fiscal 1995

     Total revenues increased 18% to $38,023,000 for the fiscal year ended July 31, 1996 ("Fiscal 1996") as compared to $32,184,000 for the fiscal year ended July 31, 1995 ("Fiscal 1995"). The change resulted from an increase in revenues of $2,433,000 generated by the 14 stores which were opened or acquired during Fiscal 1995 and Fiscal 1996 and an increase of $4,119,000 at the 36 stores which were in operation during all of Fiscal 1995 and Fiscal 1996. These increases were offset by a $713,000 decrease resulting from the consolidation of a store into an existing store subsequent to August 1, 1995. Of the $5,839,000 increase in total revenues, 70%, or $4,114,000, was attributable to increased merchandise sales, 32%, or $1,851,000 was attributable to increased pawn service charges, and the remaining decrease of $126,000, or 2% was attributable to the decrease in other income. As a percentage of total revenues, merchandise sales increased from 64.3% to 65.3% during Fiscal 1996 as compared to Fiscal 1995, while pawn service charges declined from 35.1% to 34.6%.

     The aggregate loan balance increased 28% from $9,158,000 at July 31, 1995 to $11,701,000 at July 31, 1996. Of the $2,543,000 increase, $1,641,000 was attributable to growth at the 42 stores in operation at July 31, 1996 and July 31, 1995, while $902,000 was attributable to the addition of 8 stores during Fiscal 1996, net of one store consolidated.

     Gross profit as a percentage of merchandise sales decreased from 34.1% during Fiscal 1995 to 32.7% during Fiscal 1996. This decrease in the Company's gross profit margin was primarily the result of increased jewelry scrap sales during Fiscal 1996, which generally yield a significantly lower margin than the Company's regular retail sales, but improve the Company's liquidity.

     Operating expenses increased 18% to $12,573,000 during Fiscal 1996 compared to $10,678,000 during Fiscal 1995, primarily as a result of the addition of 14 stores (net) in Fiscal 1995 and Fiscal 1996, and the addition of personnel viewed as necessary to support the increased number of store level transactions. Administrative expenses increased 5% to $3,150,000 during Fiscal 1996 compared to $3,013,000 during Fiscal 1995 due primarily to the addition of personnel to supervise store operations. Interest expense increased to $2,124,000 in Fiscal 1996 compared to $2,116,000 in Fiscal 1995 as a result of borrowings associated with expansion of the Company's store base.

     For Fiscal 1996 and 1995, the Company's effective federal income tax rates of 39% and 35%, respectively, differed from the statutory tax rate of 34% primarily as a result of state income taxes and amortization of non deductible intangible assets.

Fiscal 1995 Compared to Fiscal 1994

     Total revenues increased 56% to $32,184,000 for the fiscal year ended July 31, 1995 ("Fiscal 1995") as compared to $20,583,000 for the fiscal year ended July 31, 1994 ("Fiscal 1994"). The change resulted from an increase in revenues of $10,727,000 generated by the 19 stores which were opened or acquired during Fiscal 1994 and Fiscal 1995 and an increase of $1,199,000 at the 24 stores which were in operation during all of Fiscal 1994 and Fiscal 1995. These increases were offset by a $325,000 decrease resulting from the sale of one store and the consolidation of a store into an existing store subsequent to August 1, 1993. Of the $11,601,000 increase in total revenues, 74%, or $8,535,000, was attributable to increased merchandise sales, 26%, or $3,019,000, was attributable to increased pawn service charges, and the remaining increase of $47,000 was attributable to the increase in other income. As a percentage of total revenues, merchandise sales increased from 59.1% to 64.3% during Fiscal 1995 as compared to Fiscal 1994 primarily due to increased inventory turnover, while pawn service charges declined from 40.2% to 35.1%, primarily due to lower service charge rates in the Company's Maryland and Washington, D.C. stores.

     The aggregate loan balance increased 25% from $7,320,000 at July 31, 1994 to $9,158,000 at July 31, 1995. Of the $1,838,000 increase, $574,000 was attributable to growth at the 36 stores in operation at July 31, 1994, and $1,264,000 was attributable to the addition of 7 stores during Fiscal 1995.

     Gross profit as a percentage of merchandise sales increased from 32.2% during Fiscal 1994 to 34.1% during Fiscal 1995. This increase in the Company's gross profit margin was primarily the result of lower loan to value ratios in the Company's Mid-Atlantic division, which results in lower inventory costs and higher margins in that market.

     Operating expenses increased 45% to $10,678,000 during Fiscal 1995 compared to $7,356,000 during Fiscal 1994, primarily as a result of the addition of 17 stores (net) in Fiscal 1994 and Fiscal 1995, additional personnel viewed as necessary to transact the increased number of store level transactions, and the conversion of the Company's store computer system. Administrative expenses increased 66% to $3,013,000 during Fiscal 1995 compared to $1,815,000 during Fiscal 1994 due to the addition of personnel to direct the store operations, increases in the Company's internal audit staff, an increase in the Company's liability insurance expense, and an increase in investor relations costs in an effort to improve the Company's profile in the investment community. Interest expense increased to $2,116,000 in Fiscal 1995 compared to $819,000 in Fiscal 1994 as a result of borrowings associated with expansion of the Company's store base.

     For Fiscal 1995, the Company's effective federal income tax rate of 35% differed from the statutory tax rate of 34% primarily as a result of state income taxes. The Fiscal 1994 effective tax rate of 29% differed from the statutory tax rate of 34% due to the cumulative financial statement impact in the amount of $131,000, which represents the tax effect of the Fiscal 1992 and 1993 amortization of intangible assets that had previously been nondeductible for income tax purposes, but which is now deductible as a result of the tax law change.

Liquidity and Capital Resources
-------------------------------

     The Company's operations and acquisitions during the past three years have been financed with funds generated from operations, bank borrowings, seller-financed indebtedness and the private placement of convertible debentures in April and May of 1994.

     The Company maintains a $20,000,000 long-term line of credit with Bank One, Texas, NA (the "Credit Facility"). The Credit Facility bears interest between the bank's prime lending rate and the bank's prime lending rate minus one-half of one percent, and matures in December 1998. The Credit Facility allows the Company to borrow funds based upon 80% of loans and service charges receivable and 60% of inventory of the Company. As of July 31, 1996, $14,550,000 was drawn under this Credit Facility and an additional $1,501,000 was available to the Company pursuant to the available borrowing base. The Credit Facility requires that interest be paid monthly with the principal due upon maturity. It is secured by substantially all of the Company's assets. Under the terms of the Credit Facility, the Company is required to maintain certain financial ratios and comply with certain technical covenants. The Company was in compliance with these requirements and covenants during Fiscal 1996 and as of November 19, 1996.

     In May 1996, the Company acquired three pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways and pawn loans from an unaffiliated corporation which is wholly-owned by a former employee of the Company, for an aggregate purchase price of $2,446,000 consisting of $2,400,000 cash paid to the seller, and legal, consulting and other fees of $46,000. In June 1996, the Company acquired three additional pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways, pawn loans and inventory from an unaffiliated corporation for an aggregate cash purchase price of $1,662,000 consisting of $1,590,000 paid to the seller, and legal, consulting and other fees of $72,000. The Company financed substantially all of the cash purchase price for both of these acquisitions through its credit facility. The purchase price for these acquisitions was determined based upon the volume of annual loan and sales transactions, outstanding loan balances, inventory on hand, and location and condition of the facilities.

     As of July 31, 1996, the Company's primary sources of liquidity were $680,000 in cash and cash equivalents, $1,783,000 in service charge receivables, $11,701,000 in loans, $8,772,000 in inventories and $1,501,000 of available and unused funds under the Company's Credit Facility. The Company had working capital as of July 31, 1996 of $21,098,000 and a liabilities to equity ratio of 1.5 to 1.

     Net cash provided by operating activities of the Company during Fiscal 1996 was $1,952,000, consisting primarily of net income before non-cash depreciation and amortization of $2,545,000, less cash used to fund the increase of balance sheet items of $593,000. Net cash used for investing activities during Fiscal 1996 was $7,258,000, which was comprised of cash used for increasing pawn loans of $1,606,000, and cash paid for acquisitions and other fixed asset additions of $5,652,000 during Fiscal 1996. Net cash provided by financing activities was $5,720,000 during Fiscal 1996, which consisted of net increases in the Company's debt of $5,524,000, supplemented by cash provided from the exercise of stock options and warrants of $196,000.

     The profitability and liquidity of the Company is affected by the amount of loans outstanding, which is controlled in part by the Company's loan decisions. The Company is able to influence the frequency of forfeiture of collateral by increasing or decreasing the amount loaned in relation to the resale value of the pledged property. Tighter credit decisions generally result in smaller loans in relation to the estimated resale value of the pledged property and can thereby decrease the Company's aggregate loan balance and, consequently, decrease pawn service charges. Additionally, small loans in relation to the pledged property's estimated resale value tends to increase loan redemptions and improve the Company's liquidity. Conversely, providing larger loans in relation to the estimated resale value of the pledged property can result in an increase in the Company's pawn service charge income. Also larger average loan balances can result in an increase in loan forfeitures, which increases the quantity of goods on hand and, unless the Company increases inventory turnover, reduces the Company's liquidity. In each of the Company's last three fiscal years, at least 70% of the amounts loaned were either paid in full or renewed, and it is management's current intent to maintain this ratio. The Company's renewal policy allows customers to renew pawn loans by repaying all accrued interest on such pawn loans, effectively creating a new loan transaction. In addition to these factors, the Company's liquidity is affected by merchandise sales and the pace of store expansions.

     Management believes that the Credit Facility, current assets and cash generated from operations will be sufficient to accommodate the Company's current operations for fiscal 1997. The Company has no significant capital commitments as of November 19, 1996. The Company currently has no written commitments for additional borrowings or future acquisitions; however, the Company intends to continue to grow and will likely seek additional capital to facilitate expansion. The Company will evaluate acquisitions, if any, based upon opportunities, acceptable financing, purchase price, strategic fit and qualified management personnel.

     The Company currently intends to continue to engage in a plan of expansion through existing store acquisitions and new store openings. While the Company continually looks for, and is presented with, potential acquisition candidates, the Company has no definitive plans or commitments for further acquisitions. The Company has no immediate plans to open any other new stores. If the Company encounters an attractive opportunity to acquire or open a new store in the near future, the Company will seek additional financing, the terms of which will be negotiated on a case-by-case basis. In September and October 1996, the Company acquired four individual stores in its Mid-Atlantic division. These acquisitions were financed with proceeds from the Company's Credit Facility and acquisition term notes provided by the Company's primary lender.

Forward Looking Information
---------------------------

     Certain portions of this report contain forward-looking statements, particularly the portion captioned "Liquidity and Capital Resources" contained herein. Factors such as changes in regional or national economic or competitive conditions, changes in government regulations, changes in regulations governing pawn service charges, unforeseen litigation, changes in interest rates or tax rates, future business decisions and other uncertainties may cause results to differ materially from those anticipated by some of the statements made in this report. Such factors are difficult to predict and many are beyond the control of the Company.

Inflation
---------

     The Company does not believe that inflation has had a material effect on the amount of loans made or unredeemed goods sold by the Company or its results of operation.

Seasonality
-----------

     The Company's retail business is seasonal in nature with its highest volume of sales of unredeemed goods occurring during the second fiscal quarter of each year and its lowest volume of sales of unredeemed goods occurring during the first fiscal quarter of each year. The Company's lending activities are not seasonal in nature.

                                   BUSINESS
                                   --------
General
-------

     The Company is the third largest publicly traded pawnshop operator in the United States with 54 stores in Texas, Oklahoma, Maryland and Washington, D.C. as of November 19, 1996. The Company engages in both consumer finance and retail sales activities. The Company provides a convenient source for consumer loans, lending money against pledged tangible personal property such as jewelry, electronic equipment, tools, firearms, sporting goods and musical equipment. The Company also functions as a retailer of previously-owned merchandise acquired in forfeited pawn transactions and over-the-counter purchases from customers, as well as new merchandise acquired in close-out purchases. For the fiscal year ended July 31, 1996, the Company's revenues were derived 65% from retail activities, and 35% from lending activities. The Company provides its customer base timely and convenient access to short-term credit not generally available from commercial banks, finance companies or other financial institutions.

     Management believes the pawnshop industry is highly fragmented with approximately 9,000 stores in the United States and is in the early stages of achieving greater efficiencies through consolidation. The four publicly traded pawnshop companies operate less than 8% of the total pawnshops in the United States. Management believes significant economies of scale, increased operating efficiencies, and revenue growth are achievable by increasing the number of stores under operation and introducing modern merchandising techniques, point-of-sale systems, improved inventory management and store remodeling. The Company's objectives are to increase consumer loans and retail sales through selected acquisitions and new store openings and to enhance operating efficiencies and productivity. During fiscal 1996, 1995 and 1994, the Company added 7, 7 and 10 stores to its network, respectively, net of stores sold or consolidated.

Industry
--------

     The pawnshop industry in the United States is a growing industry, with the highest concentration being in the Southeast and Southwest. The operation of pawnshops is governed primarily by state laws, and accordingly, states that maintain pawn laws most conducive to profitable operations have historically seen the greatest development of pawnshops. The Company believes that the majority of pawnshops are owned by individuals operating one to three locations. Management further believes that the highly fragmented nature of the industry is due among other factors to the lack of qualified management personnel, the difficulty of developing adequate financial controls and reporting systems, and the lack of financial resources.

     In recent years, several operators have begun to develop multi-unit chains through acquisitions and new store openings. As of November 19, 1996, the four publicly traded pawnshop companies operated approximately 650 stores in the United States. Accordingly, management believes that the industry is in the early stages of consolidation.

Business Strategy
-----------------

     The Company's business plan is to continue a growth strategy of expansion through selected acquisitions and new store openings and to enhance operating efficiencies and productivity at both newly acquired and existing stores.

Acquisitions and New Store Openings

     Because of the highly fragmented nature of the pawnshop industry and the availability of "mom & pop" sole proprietor pawnshops willing to sell their stores, the Company believes that acquisition opportunities as well as favorable new store locations exist. Therefore, the Company intends to expand through a combination of acquisitions and start-up stores.

     The timing of any future acquisitions is based on identifying suitable stores and purchasing them on terms that are viewed as favorable to the Company. Before making an acquisition, management typically studies a demographic analysis of the surrounding area, considers the number and size of competing stores, and researches regulatory issues. Specific store acquisition criteria include an evaluation of the volume of annual loan transactions, outstanding loan balances, historical redemption rates, the quality and quantity of inventory on hand, management expertise, and location and condition of the facility, including lease terms.

     The Company has opened nine new stores since its inception and currently intends to open additional stores in locations where management believes appropriate demand and other favorable conditions exist. Management seeks to locate new stores where demographics are favorable and competition is limited. It is the Company's experience that after a suitable location has been identified and a lease and licenses are obtained, a new store can be ready for business within six weeks. The investment required to open a new store includes inventory, funds available for pawn loans, store fixtures, security systems, and a computer system. Although the total investment varies and is difficult to predict for each location, it has been the Company's experience that between $150,000 and $200,000 is required to fund a new store for the first six months of operation. Because existing stores already have an established customer base, loan portfolio, and retail-sales business, acquisitions generally contribute more quickly to revenues than do start-up stores.

Store Clusters

     Whether acquiring an existing store or opening a new store, the Company seeks to establish clusters of several stores in a specific geographic area in order to achieve certain economies of scale relative to supervision, purchasing and marketing. In Texas, such clusters have been established in the Dallas/Fort Worth metroplex, the Rio Grande Valley and the Corpus Christi areas. Store clusters have also been established in the Oklahoma City, Oklahoma area, Washington D.C. and its surrounding suburbs, and in Baltimore, Maryland. The Company currently plans to continue its expansion in existing markets in Texas and Maryland, and to enter new markets in other states with favorable demographics and regulatory environments.

Enhance Productivity of Existing and Acquired Stores

     The primary factors affecting the profitability of the Company's existing store base are the level of loans outstanding, the volume of retail sales and gross profit on retail sales, and the control of store expenses. To increase customer traffic, which management believes is a key determinant to increasing its stores' profitability, the Company has taken several steps to distinguish its stores from traditional pawnshops and to make customers feel more comfortable with the pawn-shopping experience. In addition to well-lit parking facilities, several of the stores' exteriors display an attractive and distinctive blue and yellow awning similar to those used by contemporary convenience and video rental stores. The Company also has upgraded or refurbished the interior of certain of its stores and improved merchandise presentation by categorizing items into departments, improving the lighting and installing better in-store signage.

Operating Controls

     The Company has an organizational structure that it believes is capable of supporting a larger, multi-state store base. Moreover, the Company has installed an employee training program for both store and corporate-level personnel that stresses productivity and professionalism. Each store is computerized, and the Company has strengthened its operating and financial controls by increasing its internal audit staff as well as the frequency of store audit visits. Management believes that the current operating and financial controls and systems are adequate for the Company's existing store base and can accommodate reasonably foreseeable growth in the near-term.

Lending Activities
------------------

     The Company loans money against the security of pledged goods. The pledged goods are tangible personal property generally consisting of jewelry, electronic equipment, tools, firearms, sporting goods and musical equipment. The pledged goods provide security to the Company for the repayment of the loan, as pawn loans cannot be made with personal liability to the borrower. Therefore, the Company does not investigate the creditworthiness of the borrower, relying instead on the marketability and sale value of pledged goods as a basis for its credit decision. The Company contracts for a pawn service charge in lieu of interest to compensate it for the loan. The statutory service charges on loans at its Texas stores range from 12% to 240% on an annualized basis depending on the size of the loan, and from 36% to 240% on an annualized basis at the Company's Oklahoma stores. Loans made in the Maryland stores bear service charges of 144% to 240% on an annualized basis. In Washington, D.C., a flat $5 charge per month applies to all loans of up to $40, and a 60% annualized service charge applies to loans of greater than $40. As of July 31, 1996, the Company's average loan per pawn ticket was approximately $77. Pawn service charges during fiscal 1996, 1995 and 1994 accounted for approximately 62%, 61% and 67%, respectively, of the Company's total revenues (net of cost of goods sold).

     At the time a pawn transaction is entered into, a pawn loan agreement, commonly referred to as a pawn ticket, is delivered to the borrower that sets forth, among other items, the name and address of the pawnshop, borrower's name, borrower's identification number from his/her driver's license or other identification, date, identification and description of the pledged goods, including applicable serial numbers, amount financed, pawn service charge, maturity date, total amount that must be paid to redeem the pledged goods on the maturity date, and the annual percentage rate.

     The amount the Company is willing to finance typically is based on a percentage of the estimated sale value of the collateral. There are no minimum or maximum loan to fair market value restrictions in connection with the Company's lending activities. The basis for the Company's determination of the sale value include such sources as catalogs, blue books, newspapers and previously made similar pawn loan transactions. These sources, together with the employees' experience in selling similar items of merchandise in particular stores, influence the determination of the estimated sale value of such items. The Company does not utilize a standard or mandated percentage of estimated sale value in determining the amount to be financed. Rather, the employee has the authority to set the percentage for a particular item and to determine the ratio of loan amount to estimated sale value with the expectation that, if the item is forfeited to the pawnshop, its subsequent sale should yield a gross profit margin consistent with the Company's historical experience. It is the Company's policy to value merchandise on a conservative basis to avoid the risks associated with over-valuation. The pledged property is held through the term of the loan, which is 30 days in Texas, Oklahoma and Maryland, with an automatic extension period of 15 to 60 days depending on state laws, unless the loan is earlier paid or renewed. In Washington, D.C., pledged property is held through the term of the loan which is 120 days. Historically, approximately 70% of loans made have either been paid in full or renewed. In the event the borrower does not pay or renew a loan within 90 days in Texas, 60 days in Oklahoma, 45 days in Maryland and 120 days in Washington, D.C., the unredeemed collateral is forfeited to the Company and becomes inventory available for general liquidation or sale in one of the Company's stores. The Company does not record loan losses or charge offs because if the loan is not paid, the principal amount loaned plus the 30 days of accrued pawn service charges becomes the carrying cost of the forfeited collateral ("inventory") that is recovered by sale.

     The recovery of the principal and accrued pawn service charge as well as realization of gross profit on sales of inventory is dependent on the Company's initial assessment of the property's estimated sale value. Improper assessment of the sale value of the collateral in the lending function can result in reduced marketability of the property and sale of the property for an amount less than the principal plus accrued pawn service charge. For fiscal 1996, 1995 and 1994, the Company's annualized yield on average loan balance was 137%, 137% and 141%, respectively.

Retail Activities
-----------------

     The Company acquires merchandise inventory primarily through forfeited pawn loans and purchases of used goods from the general public, and to a lesser extent, purchases of new goods from vendors. New goods consist primarily of merchandise which complements certain product lines, such as jewelry and tools. Sales of inventory during fiscal 1996, 1995 and 1994 accounted for approximately 65.3%, 64.3% and 59.1%, respectively, of the Company's total revenues for these periods. For fiscal 1996, 1995 and 1994, the Company realized gross profit margins on merchandise sales of 32.7%, 34.1% and 32.2%, respectively.

     By operating multiple stores, the Company is able to transfer inventory between stores to best meet consumer demand. The Company has established the necessary internal financial controls to implement such inter-store transfers.

     Merchandise acquired by the Company through defaulted pawn loans is carried in inventory at the amount of the related pawn loan plus service charges accrued for the initial 30-day term. Management believes that this practice lessens the likelihood that the Company will incur significant, unexpected inventory devaluations.

     The Company does not provide financing to purchasers of its merchandise nor does it give the prospective buyer any warranties on the merchandise purchased. Nevertheless, the Company may, at its discretion, refund purchases if merchandise is returned because it was damaged or not in good working order when purchased. The Company permits its customers to purchase inventory on a "layaway" plan. Should the customer fail to make a required payment, the item is returned to inventory and previous payments are forfeited to the Company.

Pawnshop Operations
-------------------

     The typical Company store is a free-standing building or part of a small retail strip shopping center with adequate, well-lit parking. Management has established a standard store design intended to distinguish the Company's stores from the competition. The design consists of a well-illuminated exterior with a distinctive blue and yellow awning and a layout similar to a contemporary convenience store or video rental store. The Company's stores are typically open six to seven days a week from 9:00 a.m. to between 6:00 p.m. and 9:00 p.m.

     The Company's recently upgraded computer system permits a store manager or clerk to recall rapidly the cost of an item in inventory, the date it was purchased as well as the prior transaction history of a particular customer. It also facilitates the timely valuation of goods by showing values assigned to similar goods in the past. The Company has networked its stores to permit the Company's headquarters to more efficiently monitor each store's operations, including sales, interest income, loans written and redeemed, and changes in inventory.

     The Company attempts to attract retail shoppers seeking bargain prices through the use of seasonal promotions, special discounts for regular customers, prominent display of impulse purchase items such as jewelry and tools, tent sales and sidewalk sales, and a layaway purchasing plan. The Company attempts to attract and retain pawn loan customers by lending a competitively large percentage of the estimated sale value of items presented for pledge and by providing quick loan, renewal and redemption service in an appealing atmosphere.

As of November 19, 1996, the Company operated stores in the following markets:

                                                              Number of
                                                              Locations
                                                              ---------
     Texas:
     ------
     Corpus Christi.............................................   3
     Dallas/Fort Worth metropolitan area........................  15
     South Texas (Brownsville/McAllen/Harlingen/Weslaco/Pharr)..   9
     Tyler......................................................   1
                                                                  --
                                                                  28
                                                                  --
     Oklahoma:
     ---------
     Oklahoma City..............................................   5
                                                                  --
                                                                   5
                                                                  --
     Maryland and Washington, D.C. Metropolitan Area :
     -------------------------------------------------
     Maryland...................................................  19
     Washington, D.C. ..........................................   2
                                                                  --
                                                                  21
                                                                  --
     Total......................................................  54
                                                                  ==


     Each pawnshop employs a manager, one or two assistant managers, and between one and eight sales personnel, depending upon the size, sales volume and location of the store. The store manager is responsible for supervising personnel and assuring that the store is managed in accordance with Company guidelines and established policies and procedures. Each manager reports to an area supervisor who typically oversees three to five store managers. The Company's thirteen area supervisors have an average of seven years experience in the pawn industry.

     The Company believes that its profitability is dependent, among other factors, upon its employees' ability to make loans that achieve optimum redemption rates, to be effective sales people and to provide prompt and courteous service. Therefore, the Company trains its employees through direct instruction and on-the-job loan and sales experience. The new employee is introduced to the business through an orientation and training program that includes on-the-job training in lending practices, layaways, merchandise valuation and general administration of store operations. Certain experienced employees receive training and an introduction to the fundamentals of management to acquire the skills necessary to advance into management positions within the organization. Management training typically involves exposure to income maximization, recruitment, inventory control and cost efficiency. The Company maintains a performance-based compensation plan for all store employees, based, among other factors, on gross profits and special promotional contests.

Competition
-----------

     The Company encounters significant competition in connection with all aspects of its business operations. These competitive conditions may adversely affect the Company's revenues, profitability and ability to expand.

     The Company, in connection with lending money, competes primarily with other pawnshops. The pawnshop industry is characterized by a large number of independent owner-operators, some of whom own and operate multiple pawnshops. The Company believes that the primary elements of competition in the pawnshop business are store location, the ability to lend competitive amounts on items pawned, customer service, and management of store employees. In addition, the Company competes with financial institutions, such as consumer finance companies, which generally lend on an unsecured as well as on a secured basis. Other lenders may and do lend money on terms more favorable than those offered by the Company. Many of these competitors have greater financial resources than the Company.

     In its retail operations, the Company's competitors include numerous retail and wholesale stores, including jewelry stores, gun stores, discount retail stores, consumer electronics stores and other pawnshops. Competitive factors in the Company's retail operations include the ability to provide the customer with a variety of merchandise items at attractive prices. Many retailers have significantly greater financial resources than the Company.

     In addition, the Company faces competition in its acquisition program. There are several other publicly held pawnshop companies, including Cash America International, Inc. and EZCORP, Inc., that have announced active expansion and acquisition programs as well. Management believes that the increased competition for attractive acquisition candidates may increase acquisition costs.

Regulation
----------

     The Company is subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

Texas

     Pursuant to the terms of the Texas Pawnshop Act, the Texas Consumer Credit Commission ("TCCC") has primary responsibility for the regulation of pawnshops and enforcement of laws relating to pawnshops in Texas.

     The Texas Pawnshop Act prescribes the stratified loan amounts and the maximum allowable pawn service charges which pawnbrokers in Texas may charge for the lending of money within each stratified range of loan amounts. The maximum allowable pawn service charges were established and have not been revised since 1971 when the Texas Pawnshop Act was enacted. Since 1981, the ceiling amounts for stratification of the loan amounts to which those rates apply have been revised and will continue to be reviewed and be subject to annual revision on July 1 in relation to the Consumer Price Index. These rates are reviewed and established annually. The Texas Pawnshop Act also prescribes the maximum allowable pawn loan, which is currently $11,000. The maximum allowable pawn service charges under the Texas Pawnshop Act for the various loan amounts for the previous and current year are as follows:

        Year Ended June 30, 1996            Year Ending June 30, 1997
        ------------------------            -------------------------
                          Maximum                             Maximum
                          Allowable                           Allowable
                          Annual                              Annual
        Amount Financed   Percentage       Amount Financed    Percentage
         Per Pawn Loan    Rate              Per Pawn Loan     Rate
         -------------    ----------        -------------     ----------
        $    1 to $   129    240%          $    1 to $   132     240%
        $  130 to $   430    180%          $  133 to $   440     180%
        $  431 to $ 1,290     30%          $  441 to $ 1,320      30%
        $1,291 to $10,750     12%          $1,321 to $11,000      12%

     In addition to establishing maximum allowable service charges and loan ceilings, the Texas Pawnshop Act also provides for the licensing of pawnshops and pawnshop employees. To be eligible for a pawnshop license in Texas, an applicant must (i) be of good moral character, (ii) maintain net assets, as defined in the Texas Pawnshop Act, of at least $150,000 readily available for use in conducting the business of each licensed pawnshop, (iii) show that the pawnshop will be operated lawfully and fairly in accordance with the Texas Pawnshop Act, and (iv) show that the applicant has the financial responsibility, experience, character and general fitness to command the confidence of the public in its operations. In the case of a business entity, the good moral character requirements apply to each officer, director and holder of 5% or more of the entity's outstanding shares.

     As part of the license application process, any existing pawnshop licensee who would be affected by the granting of the proposed application may request a public hearing at which to appear and present evidence for or against the application. For an application for a new license in a county with a population of 250,000 or more, the TCCC must find not only that the applicant meets the other requirements for a license, but also that (i) there is a public need for the proposed pawnshop and (ii) the volume of business in the community in which the pawnshop will conduct business indicates that a profitable operation is probable.

     The TCCC may, after notice and hearing, suspend or revoke any license for a Texas pawnshop upon finding, among other things, that (i) any fees or charges have not been paid; (ii) the licensee violates (whether knowingly or without the exercise of due care) any provision of the Texas Pawnshop Act or any regulation or order thereunder; or (iii) a fact or condition exists which, if it had existed at the time the original application was filed for a license, would have justified the TCCC in refusing such license.

     Under the Texas Pawnshop Act, a pawnbroker may not accept a pledge from a person under the age of 18 years; make any agreement requiring the personal liability of the borrower; accept any waiver of any right or protection accorded a pledgor under the Texas Pawnshop Act; fail to exercise reasonable care to protect pledged goods from loss or damage; fail to return pledged goods to a pledgor upon payment of the full amount due; make any charge for insurance in connection with a pawn transaction; enter into any pawn transaction that has a maturity date of more than one month; display for sale in storefront windows or sidewalk display cases, pistols, sword canes, blackjacks, and certain other types of knives and similar weapons; or purchase used or second hand personal property or accept building construction materials as pledged goods unless a record is established containing the name, address and identification of the seller, a complete description of the property, including serial number, and a signed statement that the seller has the right to sell the property.

Oklahoma

     In Oklahoma, the maximum allowable service charge was established in 1972 when the Oklahoma Pawnshop Act was enacted. Under current Oklahoma law, a pawn loan may not exceed $25,000. The maximum allowable pawn service charges under the Oklahoma Pawnshop Act for the various loan amounts are currently as follows:

                                             Maximum
                                             Allowable
                                             Annual
                     Amount Financed         Percentage
                      Per Pawn Loan          Rate
                      -------------          ----------
                    $    1 to $   150           240%
                    $  151 to $   250           180%
                    $  251 to $   500           120%
                    $  501 to $ 1,000            60%
                    $1,001 to $25,000            36%


     In addition to establishing maximum allowable service charge and loan ceilings, the Oklahoma Pawnshop Act also provides for the licensing of pawnshops. To be eligible for a pawnshop license in Oklahoma, an applicant must (i) be of good moral character, (ii) maintain net assets, as determined by the Oklahoma Administrator of Consumer Affairs ("OACA"), of at least $25,000, (iii) show that the pawnshop will be operated lawfully and fairly in accordance with the Oklahoma Pawnshop Act, and (iv) not have been convicted of any felony which directly relates to the duties and responsibilities of the occupation of pawnbroker.

     The OACA may, after notice and hearing, suspend or revoke any license for an Oklahoma pawnshop upon finding, among other things, that (i) any fees or charges imposed by the OACA have not been paid; (ii) the licensee violates (whether knowingly or without exercise of due care) any provision of the Oklahoma Pawnshop Act or any regulation or order thereunder; or (iii) a fact or condition exists which, if it had existed at the time of the original application was filed for a license, would have justified the OACA in refusing such license.

     Under the Oklahoma Pawnshop Act, a pawnbroker may not accept a pledge from a person under the age of 18 years; accept any waiver of any right or protection accorded a customer under the Oklahoma Pawnshop Act; fail to exercise reasonable care to protect pledged goods from loss or damage; fail to return pledged goods to a customer upon payment of the full amount due the pawnbroker on the pawn transaction; make any charge for insurance in connection with a pawn transaction; enter into any pawn transaction which has a maturity date of more than one month; or accept collateral or buy merchandise from a person unable to supply verification of identity by photo identification by either a state-issued identification card, driver's license, or federal government-issued identification card or by readable fingerprint of right or left index finger on the back of the pawn or purchase receipt to be retained for the pawnbroker's record.

Maryland

     In Maryland, there is no statutory service charge schedule. The Company charges 12% to 20% per month on loans at its Maryland stores, with a minimum monthly charge of $6, which is consistent with service charges levied by other pawnshops in these areas. The state of Maryland also does not prescribe any maximum loan amounts.

     Article 56 of the Annotated Code of Maryland provides for the licensing of pawnshops. To be eligible for a pawnshop license in Maryland, an applicant must (i) file a signed application verified under oath, (ii) provide the Secretary of the Maryland Department of Licensing and Regulation ("MDLR") with a detail of the applicants business dealings for the previous 36 months, (iii) pay an application fee of $100 plus $25 for each employee, (iv) not have had a similar license suspended, revoked, or refused in another jurisdiction, and
(v) not have been convicted of any felony, theft offense, or crime involving moral turpitude within 3 years of the application, or any time after the application, or employ such person.

     The MDLR may, after notice and hearing, suspend or revoke any license for a Maryland pawnshop upon finding, among other things, that (i) any fees or charges imposed by the MDLR have not been paid, or (ii) the licensee cannot verify that the information supplied with the original application if current.

     Under Article 56 of the Annotated Code of Maryland, a pawnbroker may not accept a pledge from a person under the age of 18 years; prohibit any police officer from inspecting a dealer's records during business hours; fail to exercise reasonable care to protect pledged goods from loss or damage; fail to return pledged goods to a customer upon payment of the full amount due the pawnbroker on the pawn transaction; or accept collateral or buy merchandise from a person unable to supply verification of identity by photo identification by either a state-issued identification card, driver's license, passport, or federal government-issued identification card and one other corroborating form of identification.

Washington, D.C.

     Pursuant to the terms of the "Act to Regulate and License Pawnbrokers in the District of Columbia" ("Act"), the Director of the D.C. Department of Licenses, Investigations and Inspections ("Director") has primary responsibility for the regulation of pawnshops and enforcement of laws relating to pawnshops in Washington, D.C..

     The Act prescribes the maximum rates of interest for which a pawnbroker may contract and which he may receive. The maximum rates are a flat $5 per month charge on all loans of $40 or less, and a 5% per month charge on loans of greater than $40.

     In addition to establishing maximum allowable service charges and loan ceilings, the Act also provides for the licensing of pawnshops and pawnshop employees. To be eligible for a pawnshop license in Washington, D.C., an applicant must submit an application to both the Director and the Washington, D.C. Chief of Police. After an investigation has been performed by the Chief of Police, a report of the applicant's moral character must be forwarded to the Director who then determines whether to issue a license.

     Under the Act, a pawnbroker must file an annual report to the director on or before the fifteenth day of March of each year which must contain, among other things, the number of redeemed and unredeemed pledges, the total amount of cash loaned, cash balances on hand, total interest collected and any other information requested by the Director. In addition, pawnbrokers must maintain a pawn record ledger which details pertinent information on all loans.

Other

     With respect to firearms and ammunition sales, each pawnshop must comply with the regulations promulgated by the Department of the Treasury-Bureau of Alcohol, Tobacco and Firearms which require each pawnshop dealing in firearms to maintain a permanent written record of all firearms received or disposed of and a similar record for all ammunition sales.

     Under some municipal ordinances, pawnshops must provide the police department having jurisdiction copies of all daily transactions involving pawn loans and over-the-counter purchases. These daily transaction reports are designed to provide the local police with a detailed description of the goods involved including serial numbers, if any, and the name and address of the owner obtained from a valid identification card. If these ordinances are applicable, a copy of the transaction ticket is provided to local law enforcement agencies for processing by the National Crime Investigative Computer to determine rightful ownership. Goods held to secure pawn loans or goods purchased which are determined to belong to an owner other than the borrower or seller are subject to recovery by the rightful owners.

     In connection with pawnshops operated by the Company, there is a risk that acquired merchandise may be subject to claims of rightful owners. Historically, the Company has not found these claims to have a material adverse effect upon results of operations. The Company does not maintain insurance to cover the costs of returning merchandise to its rightful owners.

     There can be no assurance that additional local, state or federal legislation will not be enacted or that existing laws and regulations will not be amended which could have a material adverse effect on the Company's operations and financial condition.

Employees
---------

     The Company had approximately 429 employees as of November 5, 1996. At that date, approximately 19 persons were employed in executive, administrative and accounting functions. None of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

Insurance
---------

     The Company maintains fire, casualty, theft and public liability insurance for each of its pawnshop locations in amounts management believes to be adequate. The Company maintains workers' compensation insurance in Maryland, Washington, D.C. and Oklahoma, as well as excess employer's indemnification insurance in Texas. The Company is a non-subscriber under the Texas Workers' Compensation Act and does not maintain other business risk insurance.

Future Plans
------------

     The Company's long-term business plan includes continuing to acquire existing pawnshops in Texas, Maryland and the Washington, D.C. metropolitan area, and possibly other states. The acquisitions may involve a purchase of assets for cash or a combination of cash, Company securities and/or debt. From time to time, the Company may also open new pawnshops where desirable opportunities are presented.

Properties
----------

     The Company owns the real estate and buildings for three of its pawnshops and leases 51 pawnshop locations. Leased facilities are generally leased for a term of two to 10 years with one or more options to renew. The Company's existing leases expire on dates ranging between 1997 and 2010. All current leases provide for specified periodic rental payments ranging from approximately $1,200 to $8,000 per month. Most leases require the Company to maintain the property and pay the cost of insurance and property taxes. The Company believes that termination of any particular lease would not have a material adverse effect on the Company's operations. The Company's strategy is generally to lease, rather than purchase, space for its pawnshop locations unless the Company finds what it believes is a superior location at an attractive price. The Company believes that the facilities currently owned and leased by it as pawnshop locations are suitable for such purpose. The Company considers its equipment, furniture and fixtures to be in good condition.

     The Company currently leases approximately 8,500 square feet in Arlington, Texas for its executive offices. The lease, which expires February 2000, currently provides for monthly rental payments of approximately $9,000.

Legal Proceedings
-----------------

     The Company is aware of no material legal proceedings pending to which it is a party, or its property is subject. From time to time the Company is a defendant (actual or threatened) in certain lawsuits encountered in the ordinary course of its business, the resolution of which, in the opinion of management, should not have a material adverse effect on the Company's financial position.

                                  MANAGEMENT

Executive Officers And Directors
--------------------------------

     Set forth below are the names, ages, positions and business experience of the executive officers and directors of the Company as of the date of this
Prospectus:

                Name           Age                Position
                ----           ---                --------
         Phillip E. Powell        46        Chairman of the Board and
                                             Chief Executive Officer
         Rick L. Wessel           38        Chief Financial Officer,
                                             Secretary, Treasurer and Director
         J. Alan Barron           35        Chief Operating Officer
         Scott Williamson         38        Senior Vice President
         Richard T. Burke(1)(2)   52        Director
         Joe R. Love(1)(2)        58        Director
--------------

(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

     Phillip E. Powell has served as director since March 1990, served as president from March 1990 until May 1992, and has served as chief executive officer since May 1992. Mr. Powell has been engaged in the financial services business for over 16 years. From April 1986 to February 1990, Mr. Powell was an officer and director of First Savings Bank, Arlington, Texas.

     Rick L. Wessel has been associated with the Company since February 1992, has served as chief financial officer, secretary and treasurer of the Company since May 1992, and has served as a director since November 1992. Prior to February 1992, Mr. Wessel was employed by Price Waterhouse LLP for approximately nine years. Mr. Wessel is a certified public accountant licensed in Texas.

     J. Alan Barron joined the Company in January 1994 as its chief operating officer. Prior to joining the Company, Mr. Barron spent two years as chief financial officer for a nine store privately-held pawnshop chain. Prior to his employment as chief financial officer of this privately-held pawnshop chain, Mr. Barron spent five years in the Fort Worth office of Price Waterhouse LLP. Mr. Barron is a certified public accountant licensed in Texas.

     Scott Williamson joined the Company in January 1994 as its corporate controller and in October 1994 was elected to senior vice president. Prior to joining the Company, Mr. Williamson served as the director of internal audit for the Dallas office of the Federal Deposit Insurance Corporation where he was employed since 1989. From 1985 to 1989, Mr. Williamson served as vice president and corporate audit department manager for Bright Banc Savings Association of Dallas. Mr. Williamson also spent a total of five years in public accounting firms, including two years with Ernst & Young. Mr. Williamson is a certified public accountant licensed in Texas and Oklahoma.

     Richard T. Burke has served as a director of the Company since December 1993. He is the founder and former chief executive officer and chairman, from 1974 to 1988, of United HealthCare Corporation. Mr. Burke remains a director of United HealthCare Corporation, a company engaged in the managed health care industry. From 1977 to 1987, Mr. Burke also served as chief executive officer of Physicians Health Plan of Minnesota (now MEDICA), the largest client of United HealthCare Corporation. He also currently serves as a director and vice chairman of the board of directors of Education Alternatives, Inc., a company engaged in the business of providing school management services and products to public schools. The securities of United HealthCare Corporation and Education Alternative, Inc. are registered pursuant to the Exchange Act. Mr. Burke is co-owner and chief executive officer of the Phoenix Coyotes, a professional sports franchise of the National Hockey League.

     Joe R. Love has served as a director of the Company since December 1991. Mr. Love has served as chairman and chief executive officer of Partridge Capital Corporation, a venture capital firm, since October 1976. Since July 1989, Mr. Love has served on the board of directors of Sooner Energy Corporation, a company engaged in oil and gas exploration and production. In October 1996, Mr. Love became a member of the board of directors of Western Country Clubs, Inc., a public company involved in the entertainment industry.

     The Board of Directors of the Company consists of four directors divided into three classes. At each annual meeting of stockholders, one class is elected to hold office for a term of three years. Directors serving until the earlier of (i) resignation or (ii) expiration of their terms at the annual meeting of stockholders in the years indicated are as follows: 1998 - Mr. Powell; and 1996 - Messrs. Wessel, Burke and Love. Messrs. Wessel, Burke and Love are standing for reelection to the Board of Directors at the 1996 annual meeting of stockholders scheduled to be held on January 16, 1997. There are currently no directors serving in the class up for election at the 1997 annual meeting. All officers serve at the discretion of the Board of Directors. No family relationships exist between any director and executive officer.

Board Committees; Compensation Committee Interlocks and Insider Participation
-----------------------------------------------------------------------------

     The Board of Directors has two standing committees. The Compensation Committee reviews compensation paid to management and recommends to the Board of Directors appropriate executive compensation. The Audit Committee reviews internal controls, recommends to the Board of Directors engagement of the Company's independent certified public accountants, reviews with such accountants the plan for and results of their examination of the consolidated financial statements, and determines the independence of such accountants. Messrs. Burke and Love serve as members of each of these committees.

Directors' Fees
---------------

     For the year ended July 31, 1996, the outside directors were reimbursed for their reasonable expenses incurred for each Board and committee meeting attended. See "Compensation - Stock Options and Warrants" and "-Certain Transactions" for a discussion of options and warrants issued to directors since August 1, 1995.

Executive Compensation
----------------------

     The following table sets forth compensation with respect to the chief executive officer and other executive officers of the Company who received total annual salary and bonus for the fiscal year ended July 31, 1996 in excess of $100,000:

                          Summary Compensation Table
                          --------------------------
                                                             Long-Term
                             Annual compensation (1)		      Compensation
                             -----------------------    --------------------
                                                        Stock       Warrants
Name and Principal  Fiscal                             Options       Issued
    Position         Year     Salary         Bonus    (Shares)(2)  (Shares)(2)
    --------         ----     ------         -----    -----------  -----------
Phillip E. Powell,
 Chairman of the     1996    $175,000       $20,000     100,000     475,000
 Board and Chief     1995     150,000             -      35,000           -
 Executive Officer   1994     150,000             -           -     200,000(3)

Rick L. Wessel,
 Chief Financial     1996    $ 95,000       $10,000           -     255,000
 Officer, Secretary  1995      85,000             -      10,000           -
 and Treasurer       1994      85,000             -           -     100,000(3)

J. Alan Barron,      1996    $ 95,000       $10,000           -     250,000
 Chief Operating     1995      80,000             -       5,000           -
 Officer             1994      80,000             -           -      50,000(3)

(1) Does not include certain perquisites and other benefits; however, the Company has concluded that the aggregate amount of such personal benefits and other compensation is less than 10% of such executive officer's annual salary.
(2) See "- Employment Agreements" and "- Stock Options and Warrants" for a discussion of the terms of long-term compensation awards.
(3) This warrant was extended in fiscal 1996 until January 2001, and is not reflected in the warrants issued in fiscal 1996.

Employment Agreements
---------------------

     Mr. Powell has entered into an employment agreement with the Company through fiscal 2000 which provides for: (i) a fiscal 1996 annual base salary of $175,000; (ii) the right to receive incentive compensation of two percent of income before bonuses and taxes in excess of 10% of the average equity during each fiscal year, or lesser period during which Mr. Powell is employed;
(iii) a lump-sum payment equal to the greater of one-year base salary or the remaining base salary that would have been paid in the initial term of employment in the event of constructive termination of employment; and (iv) a warrant to purchase 200,000 shares of Common Stock at an exercise price of $4.00 per share, which in the event of a change of control or constructive termination, Mr. Powell could cause the Company to repurchase at a price equal to the difference between the exercise price and the exchange, sale or tender offer price, or the closing bid price, whichever is applicable, depending upon the triggering event. These warrants, and the underlying shares, have piggyback registration rights. The Company has agreed to pay all expenses in connection with such piggyback registration rights, except underwriting discounts and commissions and Mr. Powell's legal fees. In the event Mr. Powell voluntarily resigns or is removed for cause, the unexercised portion of the warrant automatically becomes forfeited. This agreement contains provisions which automatically extend the agreement for one year periods unless earlier terminated.

     Mr. Wessel has a one-year employment agreement with the Company, substantially identical to the employment agreement described above, except that the base salary is $95,000, Mr. Wessel is not entitled to receive incentive compensation, and a warrant to purchase 100,000 shares of Common Stock at an exercise price of $4.00 per share. The initial term of this employment agreement expired on July 31, 1994; however, the agreement contains provisions which automatically extend the agreement for one year periods unless earlier terminated.


Stock Options and Warrants
--------------------------

     The following table shows stock options and warrant grants made to named executive officers during fiscal 1996:


                Individual Grants of Stock Options and Warrant Grants Made in Fiscal 1996
                -------------------------------------------------------------------------
                                                                                       Potential Realizable
                             Percentage               Percentage                                    Value at
                              of Total                 of Total                                  Assumed Annual
                              Options                  Warrants                                  Rates of Stock
                   Options   Granted to     Warrants  Granted to    Exercise                   Price Appreciation
                   Granted  Employees in    Granted  Employees in     Price     Expiration        for Option and
     Name          (Shares)  Fiscal 1996  (Shares)(1) Fiscal 1996  (Per Share)     Date          Warrant Terms (2)
     ----          --------  -----------  ----------- -----------  -----------     ----          -----------------
                                                                                                    5%       10%
                                                                                                  -----     -----
Phillip E. Powell  100,000(3)    85%        275,000       14%         $4.625     Jan. 2001       $150,000 $643,688
                         -        -         200,000       11          15.00      July 2000              -        -
Rick L. Wessel           -        -         105,000        5           4.625     Jan. 2001         42,000  180,233
                         -        -         150,000        8          15.00      July 2000              -        -
J. Alan Barron           -        -         100,000        5           4.625     Jan. 2001         40,000  171,650
                         -        -         150,000        8          15.00      July 2000              -        -



(1) Excludes term extensions effected in fiscal 1996 for warrants issued in fiscal 1994. See "-Executive Compensation."
(2) The actual value, if any, will depend upon the excess of the stock price over the exercise price on the date of exercise, so that there is no assurance the value realized will be at or near the present value.
(3)  Expires in January 2001 and is exercisable at $4.625 per share.



                              July 31, 1996 Stock Option and Warrant Values
                              ---------------------------------------------
                                       Number of Unexercised         Value of Unexercised
                                    Stock Options and Warrants          In-The-Money
                   Shares                at July 31, 1996       Stock Options and Warrants
                Acquired on   Value           (Shares)                July 31 , 1996 (l)
      Name        Exercise  Realized  Exercisable  Unexercisable	Exercisable	Unexercisable
      ----        --------  --------  -----------  -------------  ----------- -------------
Phillip E. Powell     -         -       810,000(2)       -          $201,250         -
Rick L. Wessel        -         -       365,000(3)       -            89,375         -
J. Alan Barron        -         -       305,000(4)       -            50,625         -



(1) Computed based upon the differences between aggregate fair market value and aggregate exercise price.
(2) Includes warrants to purchase 675,000 shares at prices ranging from $4.00 to $15.00 per share and options to purchase 135,000 shares at $4.625 per share.
(3) Includes warrants to purchase 355,000 shares at prices ranging from $4.00 to $15.00 per share and options to purchase 10,000 shares at $4.625 per share.
(4) Includes warrants to purchase 300,000 shares at prices ranging from $4.00 to $15.00 per share and options to purchase 5,000 shares at $4.625 per share.

     Warrants held by other directors: On November 19, 1996, other directors held warrants to purchase 1,173,000 shares at prices ranging from $4.00 to $15.00 per share, extending to January 2001.

     Warrants held by employees: On November 19, 1996, other employees and third parties own warrants and options to purchase an aggregate of 781,037 shares at prices ranging from $4.00 to $15.00 per share, extending to January 2001.

     The Company has not established, nor does it provide for, long-term incentive plans or defined benefit or actuarial plans. The Company does not grant any stock appreciation rights.

Certain Transactions
--------------------

     In May 1994, the Company acquired 100% of the issued and outstanding common stock of Famous Pawn, Inc., which operates seven stores in the Maryland and Washington DC metropolitan area from Mr. Rothman, who became a principal stockholder by virtue of this transaction. The total purchase price was $3,950,000 consisting of $1,450,000 cash and a $2,500,000 7% convertible subordinated debenture due 2004. See "Description of Capital Stock - Convertible Debentures." In May 1996, the Company acquired from Mr. Rothman substantially all the assets of three stores in Baltimore, Maryland. The total purchase price received from Mr. Rothman was $2,400,000. The purchase price of these transactions were determined based upon the volume of annual loan and sales transactions, outstanding loan balances, inventory on hand, and location and condition of the facilities.

     On February 1, 1992, the Company acquired 100% of the issued and outstanding common stock of American Loan, a wholly-owned subsidiary of American Pawn & Jewelry, Inc. ("American Pawn"). American Loan owns and operates seven pawnshops in South Texas. The purchase price was $9,803,000, consisting of $8,600,000 in a seller-financed note payable, 200,000 shares of Common Stock recorded at the then market price of $5.00 per share, $89,000 in assumed liabilities and $114,000 in cash. The purchase price was subject to an adjustment based upon levels of pawn loans and inventory on February 3, 1993. In August 1992, the Company paid American Pawn $2,000,000 cash to reduce its acquisition related indebtedness. On October 20, 1992, in order to terminate the earn-out provisions of the February 1, 1992 acquisition agreement, the Company entered into an agreement with American Pawn to further reduce and revise the Company's acquisition indebtedness and to fix the amount due to American Pawn in accordance with the earn-out provisions at $2,290,000. Under the terms of the October 20, 1992 agreement, the Company (1) paid American Pawn $3,040,000 in cash, (2) converted $2,000,000 of the indebtedness into 250,000 shares of Series A redeemable preferred stock, which was convertible into common stock at $8.00 per share and provided for dividends of 8%, (3) applied an outstanding receivable from American Pawn of approximately $900,000 to the principal amount of the acquisition indebtedness, (4) conveyed $150,000 of inventory to American Pawn, and (5) extended $2,800,000 of the acquisition indebtedness until April 1, 1993. The extended amount was subsequently paid in January 1993 from funds obtained through the Company's revolving credit facility. During May 1994, the Company and American Pawn entered into an agreement for the Company to redeem the 250,000 shares of its Series A preferred stock held by American Pawn and repurchase 200,000 shares of common stock of the Company held by American Pawn. The Series A preferred stock was contractually redeemable for $2,000,000 and common stock had a quoted market value of $800,000. As consideration for the stock, the Company paid $2,100,000 to American Pawn, granted American Pawn a three-year warrant to purchase 100,000 shares of the Company's common stock at $4.50 per share and agreed to settle all amounts which the Company believed to be due from American Pawn or its shareholders. Concurrent with this transaction, Messrs. Charles R. Jones and C. Morgan Jones, affiliates of American Pawn and directors of the Company, resigned from the Company's Board of Directors.

     On February 1, 1992, concurrent with the acquisition of American Loan, the Company entered into a management agreement with Charles R. Jones, an affiliate of American Pawn and former director of the Company, to pay Mr. Jones a management fee of $5,000 per month to assist the Company in a smooth transition of management. This agreement was terminated as of October 31, 1992. For the fiscal years ended July 31, 1994 and 1993, the Company paid American Pawn preferred stock dividends of $120,000 and $124,000, respectively.

     In conjunction with the acquisition of American Loan, the Company agreed to lease the acquired locations from American Pawn. In Fiscal 1993, the Company recorded rent expense under these leases in the amount of $420,000, and in Fiscal 1994, the Company recorded rent expense of $350,000 under such leases up until the date American Pawn and Mr. Jones ceased to be related parties in May 1994.

     On December 1, 1993, the Company completed a transaction with John R. Payne, formerly a director of the Company, by which the Company (i) acquired from Mr. Payne an aggregate of 75,000 shares of Common Stock of the Company,
(ii) retired incentive options to purchase 100,000 shares of Common Stock held by Mr. Payne, (iii) purchased from Mr. Payne certain real estate for $35,000,
(iv) entered into a non-compete agreement with Mr. Payne, and (v) entered into a five-year consulting agreement with Mr. Payne providing maximum compensation in the amount of $100,000 per year for a period of five years, in exchange for the transfer to Mr. Payne of one pawnshop location, including operating permits, pawn loans, inventory, furniture, fixtures, equipment, a leasehold interest in the real property underlying the location, all having a net book value of $441,000, and a note receivable from an unaffiliated party in the approximate amount of $48,000 including principal and accrued interest (this
transaction is referred to as the "Payne Transaction").   The store
transferred from the Company to Mr. Payne has been owned by the Company for more than five years. The Company valued the shares of Common Stock and the non-compete agreement at approximately $489,000 and recognized no significant gain or loss from this transaction. The Company entered into the consulting agreement with Mr. Payne in order to utilize his expertise in identifying, evaluating and negotiating pawnshop acquisitions consistent with the Company's expansion strategy.

     The closing of the Payne Transaction was conditioned upon (i) the Company's secured lender releasing the assets as collateral, (ii) obtaining a fairness opinion from an investment banking firm that the Payne Transaction was fair to the Company from a financial point of view, and (iii) the closing of the sale of 590,000 shares of Common Stock by Messrs. Payne, Hudiburg and Abbott, former directors of the Company, to six purchasers at a purchase price of $4.00 per share pursuant to a registration statement filed by the Company. Prior to closing, the Company obtained a fairness opinion from the Company's financial advisor as well as a consent from its secured lender. The Company's financial advisor advised the Board of Directors that, in its opinion, the Payne Transaction was fair to the Company's stockholders from a financial point of view. Upon the closing of the Payne Transaction, Messrs. Payne, Hudiburg, Abbott, Delp and Gibson resigned as directors of the Company. None of the resigning directors expressed a disagreement with the Company in any matter relating to the Company's operations, policies or practices.

     In December 1993 and October 1994, the Company issued to Mr. Jon Burke, the brother of a director of the Company, Richard T. Burke, warrants to purchase 50,000 shares and 5,000 shares, respectively, of the Company's Common Stock at exercise prices of $4 and $4.625 per share, respectively, for consulting services. The warrants vest over a five-year period. In fiscal 1996, the Company issued to Mr. Jon Burke a five year warrant to purchase 50,000 shares of the Company's Common Stock at an exercise price of $4.625 per share for consulting services. In August 1996, the Company entered into a management agreement to operate and manage pawnshops for JB Pawn, Inc., a Texas corporation. JB Pawn, Inc. will own and provide 100% of the financing for the pawnshops, and will incur all direct costs to operate the pawnshops, including but not limited to payroll, store operating expenses, cost of inventory, and pawn loans. The Company will receive a monthly management fee for each store managed, and will provide computer support, accounting, auditing, oversight and management of these stores. JB Pawn, Inc. is 100% owned and controlled by Mr. Jon Burke. In the event that JB Pawn, Inc. receives an offer to purchase any of its pawnshops, the Company shall have a first right of refusal to match such offer.

     In January 1994, the Company issued affiliates of Sanders Morris Mundy Inc. a five year warrant to purchase 40,000 shares of Common Stock at $4.00 per share for consulting services. In May 1994, the Company issued Sanders Morris Mundy, Inc. a five year warrant to purchase 162,162 shares of Common Stock at $4.625 per share in connection with assisting in the placement of the Debentures Due 1999. Don Sanders is an affiliate of Sanders Morris Mundy Inc. and a principal stockholder of the Company. These warrants contain piggy-back registration rights and the Company is effecting such registration under the Securities Act of the issuance of underlying shares of Common Stock hereby.

     In January 1992, in consideration of consulting services regarding certain acquisitions, the Company issued to an affiliate of Mr. Love a three year warrant to purchase 90,000 shares of Common Stock, exercisable at $5.00 per share during the first year, $5.75 per share during the second year, and $6.25 per share during the third year. In connection therewith, the Company granted such holder certain piggy-back registration rights. In December 1993, this warrant was extended until December 1998 and the exercise price was repriced to $4.00 per share throughout the term of the warrant. During the fiscal year ended July 31, 1993, the Company paid Mr. Love $42,891 in fees for consulting services rendered in connection with certain acquisitions. In October 1995, the Company paid Mr. Love $75,000 in fees for consulting services rendered in connection with certain acquisitions.

     In fiscal 1996, the Company issued to affiliates of Mr. Love a warrant to purchase (i) 200,000 shares at a price of $15.00 per share expiring in July 2000, and (ii) 125,000 shares at a price of $4.625 per share expiring in January 2001. In addition, the Company extended warrants issued in fiscal 1994 to purchase 223,000 shares at $4.00 per share until January 2001 and warrants issued in fiscal 1995 to purchase 25,000 shares at $4.625 per share until January 2001. In fiscal 1996, the Company issued Mr. Richard T. Burke warrants to purchase (i) 200,000 shares at a price of $15.00 per share expiring in July 2000, and (ii) 125,000 shares at a price of $4.625 per share expiring in January 2001. In addition, the Company extended warrants issued in fiscal 1994 to purchase 250,000 shares at $4.00 per share until January 2001 and warrants issued in fiscal 1995 to purchase 25,000 shares at $4.625 per share until January 2001. In fiscal 1996, Mr. Williamson was issued a five year warrant to purchase 75,000 shares at $15.00 per share and a five year warrant to purchase 55,000 shares at $4.625 per share.

     In April 1991, the Company adopted a policy prohibiting transactions with its officers, directors or affiliates, unless approved by a majority of the disinterested directors and on terms no less favorable to the Company than could be obtained from an independent third party. The Company believes that all prior related party transactions were on terms as favorable as could be obtained from independent third parties.

                            PRINCIPAL STOCKHOLDERS
                            ----------------------

     The following table and notes thereto set forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus, by (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) named executive officers and (iv) all directors and officers of the Company as a group.

                                                      Shares Beneficially
             Officers, Directors                          Owned (2)
            and 5% Stockholders (1)                 Number         Percent
            -----------------------                 ------         -------
           Phillip E. Powell(3)                  1,033,074         22.00%
           Richard T. Burke(4)                     850,000         19.68
           Joe R. Love(5)                          688,000         16.03
           Rick L. Wessel(6)                       535,959         12.61
           Springer Run Investments, L.C.(7)       483,000         11.49
           J. Alan Barron(8)                       477,833         11.40
           Mark Rothman(9)                         427,500         10.38
           Scott Williamson(10)                    227,000          5.81
           Don Sanders(11)                         224,000          5.68
           All officers and directors
            as a group (6 persons)               3,811,866         54.01

(1) The addresses of the persons shown in the table above who are directors or 5% stockholders are as follows: Don Sanders, 3100 Texas Commerce Tower, Houston, Texas 77002; all other persons and/or entities listed, 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011. See "Management - Executive Officers and Directors" and "-Certain Transactions" for positions with the Company held by certain stockholders and any material relationships and transactions within the last three years between certain stockholders of the Company.
(2) Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his name, subject to community property laws where applicable. Beneficial ownership includes both outstanding shares of Common Stock and shares of Common Stock such person has the right to acquire within 60 days of November 22, 1996, upon exercise of outstanding convertible debentures, warrants and options.
(3) Includes a warrant to purchase 200,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 200,000 shares at a price of $4.00 per share to expire in January 2001, a warrant to purchase 275,000 shares at a price of $4.625 per share to expire in January 2001, a stock option to purchase 35,000 shares at a price of $4.625 per share to expire in November 1999, a stock option to purchase 100,000 shares at a price of $4.625 per share to expire in January 2001, 34,000 shares underlying convertible debentures, and an option to purchase from Mr. Rothman a debenture convertible into 133,333 shares of common stock.
(4) Includes a warrant to purchase 200,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 250,000 shares at a price of $4.00 per share to expire in January 2001, and a warrant to purchase 150,000 shares at a price of $4.625 per share to expire in January 2001.
(5) Includes a warrant to purchase 200,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 223,000 shares at a price of $4.00 per share to expire in January 2001, a warrant to purchase 150,000 shares at a price of $4.625 per share to expire in January 2001, and 115,000 shares of common stock all of which are beneficially owned by affiliates of Mr. Love.
(6) Includes a warrant to purchase 150,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 100,000 shares at a price of $4.00 per share to expire in January 2001, a warrant to purchase 105,000 shares at a price of $4.625 per share to expire in January 2001, a stock option to purchase 10,000 shares at a price of $4.625 per share to expire in November 1999, 33,000 shares underlying convertible debentures, and an option to purchase from Mr. Rothman a debenture convertible into 133,334 shares of common stock.
(7) Includes a warrant to purchase 200,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 133,000 shares at a price of $4.00 per share to expire in January 2001, and a warrant to purchase 150,000 shares at a price of $4.625 per share to expire in January 2001 all of which are beneficially owned by affiliates of Mr. Love.
(8) Includes a warrant to purchase 150,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 50,000 shares at a price of $4.00 per share to expire in January 2001, a warrant to purchase 100,000 shares at a price of $4.625 per share to expire in January 2001, a stock option to purchase 5,000 shares at a price of $4.625 per share to expire in November 1999, 33,000 shares underlying convertible debentures, and an option to purchase from Mr. Rothman a debenture convertible into 133,333 shares of common stock.
(9)  Includes 400,000 shares underlying convertible debentures.
(10) Includes a warrant to purchase 75,000 shares at a price of $15.00 per share to expire in July 2000, a warrant to purchase 50,000 shares at a price of $4.00 per share to expire in January 2001, a warrant to purchase 55,000 shares at a price of $4.625 per share to expire in January 2001, and a stock option to purchase 5,000 shares at a price of $4.625 per share to expire in November 1999.
(11) Includes 200,000 shares underlying convertible debentures and a warrant to purchase 24,000 shares at a price of $4.00 per share to expire in January 1999.

                         DESCRIPTION OF CAPITAL STOCK
                         ----------------------------

Common Stock
------------

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.0l per share, of which 3,719,121 shares were issued and outstanding as of the date of this Prospectus, (i) 215,625 shares are issuable upon exercise of outstanding options, of which the issuance of 192,625 shares of Common Stock underlying the Options is being registered under the Securities Act hereby, (ii) 3,218,412 shares are issuable upon exercise of outstanding warrants, of which the issuance of 1,310,162 shares underlying Warrants is being registered under the Securities Act hereby, and (iii) 2,100,001 shares are issuable upon conversion of the Convertible Debentures. See "Management - Stock Options and Warrants," "- Certain Transactions", "Description of Capital Stock - Convertible Debentures", and "- Other Warrants."

     Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of stockholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Stock
---------------

     The Company is authorized to issue 10,000,000 shares of preferred stock, from time to time, in series and with respect to each series to determine (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, (iii) whether such dividends shall be cumulative and the relation of such dividends payable on any other class or series of stock,
(iv) whether the shares of each series shall be redeemable and the terms thereof, (v) whether the shares shall be convertible into Common Stock and the terms thereof, (vi) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company,
(vii) the voting rights, if any, of shares of each series and (viii) generally, any other designations, powers, preferences, rights and privileges consistent with the certificate of incorporation for each series and any qualifications, limitations or restrictions.

     In October 1992, the Company issued to American Pawn 250,000 shares of Series A Preferred Stock. In May 1994, and in connection with the preferred stock redemption, purchased 200,000 shares of Common Stock of the Company held by American Pawn. The shares were purchased for $2,100,000 cash, a three-year warrant to purchase 100,000 shares of the Company's Common Stock at $4.50 per share and the settlement of amounts which the Company believed to be due from American Pawn or its shareholders. Concurrent with this transaction, Messrs. Charles R. Jones and C. Morgan Jones, affiliates of American Pawn and directors of the Company, resigned from the Company's Board of Directors. The Company has no present intention of issuing any preferred stock in the near future.

     It is not possible to state the actual effect of the issuance of preferred stock upon the rights of holders of Common Stock until the Board of Directors determines the specific rights of the holders of a series of preferred stock. However, such effects might include, among other things, restricting dividends on Common Stock, diluting the voting power of Common Stock, impairing the liquidation rights of Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders.

Convertible Debentures
----------------------

Debentures Due 1999

     In April and May 1994, the Company issued an aggregate principal amount of $7,500,000 of subordinated convertible debentures due in 1999 ("Debentures Due 1999"). The Debentures Due 1999 bear interest at the rate of 10% per annum and mature in April and May 1999. Interest is payable on March 31, June 30, September 30, and December 31 of each year. The Debentures Due 1999 are subordinated in right of payment, to the prior payment in full of all senior indebtedness of the Company, as defined in the debenture agreement, which includes the Credit Facility.

     The Debentures Due 1999 are convertible into Common Stock, at an initial conversion price of $4.625 per share of Common Stock, at any time prior to maturity. The conversion price is subject to adjustment upon certain events, including (i) the issuance by the Company of Common Stock as a dividend or distribution on shares of Common Stock or by reclassification of its Common Stock; (ii) subdivisions and combinations of Common Stock; (iii) the issuance of Common Stock (except for certain excluded issuances of Common Stock) or rights or warrants to subscribe for or purchase Common Stock at less than the then current conversion price; or (iv) the distribution to all holders of Common Stock of evidences of indebtedness, equity securities (other than Common Stock) or other assets (excluding cash dividends or other distributions from retained earnings of the Company) or rights or warrants to subscribe for or purchase securities of the Company other than those mentioned above. In October 1996, $100,000 of Convertible Debentures were converted into 21,621 shares of Common Stock.

     The Company has the option to prepay the Debentures Due 1999, in whole, if the price of the Common Stock trades at or above $8.10 per share for 30 consecutive days.

     The Company has agreed to use its best efforts to cause a registration statement to remain effective under the Securities Act for not less than three years, or until at least two-thirds of all such shares have been issued pursuant to conversion of the Debentures Due 1999, and the Company is effecting such registration under the Securities Act hereby.

     An event of default will occur under the Debentures Due 1999 if (a) there shall be a failure to pay when due any principal of, or premium, if any, on any of the Debentures Due 1999; (b) there shall be a failure to pay an installment of interest on any of the Debentures Due 1999 for 15 days after the date when due; (c) the Company shall fail to perform or observe any other term, covenant, or agreement contained in the Debentures Due 1999 or for a period of 30 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company; (d) the Company shall fail to pay certain final judgments in excess of $100,000; (e) the Company shall fail to pay at maturity any indebtedness in excess of $100,000 (other than the senior indebtedness); (f) a senior indebtedness default shall occur and continue for a period of 30 days; or (g) certain events of bankruptcy, insolvency, or reorganization with respect to the Company shall have occurred.

Debenture Due 2004

     In May 1994, the Company issued Mark Rothman in connection with the Famous Pawn, Inc. transaction, a $2,500,000 subordinated convertible debenture due in 2004 ("Debenture Due 2004"). The Debenture Due 2004 bears interest at the rate of 7% per annum, with interest payable monthly, maturing on June 1, 2004. The Debenture Due 2004 is subordinated in right of payment, to the prior payment in full of all senior indebtedness of the Company, as defined in the debenture agreement, which includes the Credit Facility.

     The Debenture Due 2004 is convertible into Common Stock, at an initial conversion price of $5.00 per share of Common Stock, at any time prior to maturity. The conversion price is subject to adjustment upon certain events, including (i) the issuance by the Company of Common Stock as a dividend or distribution on shares of Common Stock or by reclassification of its Common Stock; (ii) subdivisions and combinations of Common Stock; (iii) the issuance of Common Stock (except for certain excluded issuances of Common Stock) or rights or warrants to subscribe for or purchase Common Stock at less than the then current conversion price; or (iv) the distribution to all holders of Common Stock of evidences of indebtedness, equity securities (other than Common Stock) or other assets (excluding cash dividends or other distributions from retained earnings of the Company) or rights or warrants to subscribe for or purchase securities of the Company other than those mentioned above. The Company has the right to convert the Debenture Due 2004 into shares of Common Stock if the market price is equal to or above $10 per share for ten consecutive trading days. In the event the Company forces a conversion of the Debenture Due 2004 into Common Stock, the Company is obligated to register such conversion under the Securities Act. In addition, the Company has granted the holder of the Debenture Due 2004 certain piggy-back registration rights.

     An event of default will occur under the Debenture Due 2004 if (a) there shall be a failure to pay when due any principal of, or premium, if any, on any of the Debenture Due 2004; (b) there shall be a failure to pay an installment of interest on any of the Debenture Due 2004 for 15 days after the date when due; (c) the Company shall fail to perform or observe any other term, covenant, or agreement contained in the Debenture Due 2004 or for a period of 30 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the holder of the Debenture Due 2004; (d) the Company shall fail to pay certain final judgments in excess of $100,000; (e) the Company shall fail to pay at maturity any indebtedness in excess of $100,000 (other than the senior indebtedness); (f) a senior indebtedness default shall occur and continue for a period of 30 days; or (g) certain events of bankruptcy, insolvency, or reorganization with respect to the Company shall have occurred.


Warrants
--------

     The following table sets forth the warrants outstanding as of the date hereof:

                        Shares of Common Stock   Exercise     Expiration
Warrant Holders          Underlying Warrants      Price          Date
---------------          -------------------      -----          ----
Phillip E. Powell(1)          200,000             $4.00      January 2001
Rick L. Wessel(1)             100,000             $4.00      January 2001
J. Alan Barron(1)              50,000             $4.00      January 2001
Scott Williamson(1)            50,000             $4.00      January 2001
Mary Ann Jost                  15,000             $4.00     December 1998
Randy York                      5,000             $4.625     January 2001
Springer Run
  Investments, L.C.(1)(3)     133,000             $4.00      January 2001
Springer Run
  Investments, L.C.(1)(3)      25,000             $4.625     January 2001
CH Financial Corporation(1)(3) 90,000             $4.00      January 2001
Springer Run
  Investments, L.C.(1)(3)(4)   25,000             $4.625     January 2001
Roger Lockhart                 15,000             $4.00     December 1998
Richard T. Burke(1)           250,000             $4.00      January 2001
Richard T. Burke(1)            25,000             $4.625     January 2001
Richard T. Burke(1)(4)         25,000             $4.625     January 2001
Jon Burke(1)                   50,000             $4.00     December 1998
Jon Burke(1)                    5,000             $4.625     October 1999
Sanders Morris Mundy Inc.(1)  162,162             $4.625       April 1999
Jim Breitenstine               25,000             $4.00     December 1998
Jerry Faulkner                 10,000             $4.00     December 1998
Paul Page                       5,000             $4.00     December 1998
Paul Page                       5,000             $4.625     October 1999
William K. Woodruff & Company  50,000            $12.00       August 1997
William M. DeArman              4,000             $4.00      January 1999
John E. Drury                  12,000             $4.00      January 1999
Don A. Sanders(1)              24,000             $4.00      January 1999
Richard T. Burke(4)           200,000            $15.00         July 2000
Richard T. Burke(4)           100,000             $4.625     January 2001
Phillip E. Powell(4)          275,000             $4.625     January 2001
Phillip E. Powell(4)          200,000            $15.00         July 2000
Rick L. Wessel(4)             150,000            $15.00         July 2000
Rick L. Wessel(4)             105,000             $4.625     January 2001
J. Alan Barron(4)             150,000            $15.00         July 2000
J. Alan Barron(4)             100,000             $4.625     January 2001
Scott Williamson(4)            75,000            $15.00         July 2000
Scott Williamson(4)            55,000             $4.625     January 2001
Springer Run
  Investments L.C.(4)         200,000            $15.00         July 2000
Springer Run
  Investments L.C.(4)         100,000             $4.625     January 2001
David Carr(4)                  13,000             $4.625     January 2001
Raul Ramos(4)                  13,000             $4.625     January 2001
Chris Lee(4)                   14,750             $4.625     January 2001
Cynthia White(4)               17,500             $4.625     January 2001
Randy York(4)                  25,000            $15.00         July 2000
Randy York(4)                  15,000             $4.625     January 2001
Jon Burke(4)                   50,000             $4.625     January 2001
                            ---------
                            3,218,412
                            =========

(1) See "Management - Executive Officers and Directors" and "- Certain Transactions" for a discussion of material relationships of any of these security holders with the Company during the last three years.
(2) See "Recent Developments", "Principal Stockholders" and "Management - Certain Transactions" for a discussion of material relationships of this security holder with the Company during the last three years.
(3) Springer Run Investments, L.C. and CH Financial Corporation are affiliates of director Joe R. Love.
(4) The issuance of the shares of common stock underlying this warrant are not being registered under the Securities Act.

     All of the above-referenced warrants were issued for services rendered or in connection with various acquisitions. See "Plan of Distribution and Selling Stockholders."

Charter and Bylaws Provisions
-----------------------------

     Stockholders' rights and related matters are governed by the Delaware General Corporation Law, the Company's Certificate of Incorporation and its Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws of the Company, which are summarized below, could have the effect of delaying or preventing a change in control of the Company. The cumulative effect of these terms could make it more difficult for any person or entity to acquire or exercise control of the Company and to make changes in management more difficult.

     Classified Board of Directors. The Company's Certificate of Incorporation divides the Board of Directors into three classes, with each class serving for a term of three years. With a classified Board of Directors, it would generally take a majority stockholder two annual meetings of stockholders to elect a majority of the Board of Directors. As a result, a classified Board may discourage proxy contests for the election of directors or purchases of a substantial block of stock because its provisions could operate to prevent obtaining control of the Board in a relatively short period of time.

     Prohibition of Action By Written Consent. The Company's Certificate of Incorporation prohibits the taking of action by written consent of stockholders. Action by written consent may, in some circumstances, permit the taking of stockholders' action opposed by the Board of Directors more rapidly than would be possible if a meeting of stockholders were required. The prohibition contained in the Certificate of Incorporation will restrict the ability of controlling stockholders to take action at any time other than at an annual meeting and will generally force a takeover bidder to negotiate directly with the Board of Directors.

     Special Meeting. Under the Company's Bylaws, special meetings of stockholders may only be called by the Board of Directors or a committee thereof designated with such power.

     Stockholders' Proposals and Nominations. The Company's Bylaws require that notice be given to the Board of Directors, in advance of any stockholders' meeting, of any stockholders' proposals or nominations by any stockholders of candidates for election as directors. These requirements may have the effect of precluding stockholders' proposals and directors' nominations if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to cause the stockholders to consider certain matters, including issues relating to the control of the Company.

     Limitation of Directors Liability. The Company's Certificate of Incorporation eliminates, subject to certain exceptions, the personal liability of directors of the Company or its stockholders for monetary damages for breaches of fiduciary duty by such directors. The Certificate of Incorporation does not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the directors' duties, of any business opportunity of the Company, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which such director derives an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to the stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such stockholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board. In many situations, this remedy may not be effective, for example, when stockholders are not aware of a transaction or an event prior to Board action in respect of such transaction or event. In these cases, the stockholders and the Company could be injured by a Board's decision and have no effective remedy.

Transfer Agent
--------------

     The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

Delaware Anti-Takeover Law
--------------------------

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) before such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combination to include (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of assets of the corporation, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.

                PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS
                ---------------------------------------------

     This Prospectus relates to the issuance by the Company of an aggregate of 1,310,162 shares under the Warrants, the issuance of 192,625 shares under the Options, and the issuance of 2,100,001 shares upon conversion of the Convertible Debentures. The following tables set forth certain information with respect to the issuance by the Company of shares of Common Stock. The Company will not receive any cash proceeds from the conversion of the Convertible Debentures into shares of Common Stock. The Company will receive the exercise price upon exercise of the Warrants and Options as proceeds.

           Registration of Issuance of Common Stock by the Company
           -------------------------------------------------------
                                                                    Shares of Common
                          Shares of Common     Shares of Common   Stock Beneficially
                         Stock, the Issuance  Stock Beneficially    Owned by Warrant
                           of Which is Being   Owned by Warrant      Holder Assuming
                          Registered Hereby  Holder as of the Date   Sale of Shares,
                          -----------------    of this Prospectus    the Issuance of
                                               ------------------     Which is Being
                     Exercise                                      Registered Hereby
 Warrant Holder        Price                                       -----------------
 --------------        -----
Phillip E. Powell(1)   $4.00    200,000            1,033,074              55,741
Rick L. Wessel(1)      $4.00    100,000              535,959               4,625
J. Alan Barron(1)      $4.00     50,000              477,833               6,500
Scott Williamson(1)    $4.00     50,000              227,000              42,000
Mary Ann Jost          $4.00     15,000               15,000                   -
Randy York             $4.625     5,000               50,000                   -
Springer Run
  Investments,
  L.C.(1)(2)           $4.00    133,000              483,000                   -
Springer Run
  Investments,
  L.C.(1)(2)           $4.625    25,000              483,000                   -
CH Financial
  Corporation(1)(2)    $4.00     90,000               90,000                   -
Roger Lockhart         $4.00     15,000               15,000                   -
Richard T. Burke(1)    $4.00    250,000              850,000             250,000
Richard T. Burke(1)    $4.625    25,000              850,000             250,000
Jon Burke(1)           $4.00     50,000              105,000                   -
Jon Burke(1)           $4.625     5,000              105,000                   -
Sanders Morris
  Mundy Inc.(1)        $4.625   162,162              162,162                   -
Jim Breitenstine       $4.00     25,000               76,000              51,000
Jerry Falkner          $4.00     10,000               10,000                   -
Paul Page              $4.00      5,000               10,000                   -
Paul Page              $4.625     5,000               10,000                   -
William K. Woodruff
  & Company           $12.00     50,000               50,000                   -
William M. DeArman     $4.00      4,000               73,190                   -
John E. Drury          $4.00     12,000              120,108                   -
Don A. Sanders(1)      $4.00     24,000              224,000                   -
                              ---------
                              1,310,162
                              =========

1) See "Management - Executive Officers and Directors" and "- Certain Transactions" for a discussion of material relationships of any of these security holders with the Company during the last three years.
(2) Springer Run Investments, L.C. and CH Financial Corporation are affiliates of director Joe R. Love.


                                                                    Shares of Common
                          Shares of Common     Shares of Common   Stock Beneficially
                         Stock, the Issuance  Stock Beneficially    Owned by Option
                           of Which is Being   Owned by Option       Holder Assuming
                          Registered Hereby  Holder as of the Date   Sale of Shares,
                          -----------------    of this Prospectus    the Issuance of
                                               ------------------     Which is Being
                     Exercise                                      Registered Hereby
 Option Holder         Price                                       -----------------
 -------------         -----
Phillip E. Powell(1)  $4.625    100,000             1,033,074           55,741
Richard Payne         $5.00       1,625                 1,625                -
Buddy Taylor          $5.00       1,625                 1,625                -
Tommy Abbott          $5.00       2,250                 2,250                -
Dan Yeager            $5.00       1,125                 1,125                -
John Davis            $5.00       2,250                 2,250                -
Gary Dollarhide       $5.00         625                   625                -
Jon Johnson           $5.00       1,250                 1,250                -
Mark Meador           $5.00       1,250                 1,250                -
Roy Saenz             $5.00         625                   625                -
Phillip E. Powell(1)  $4.625     35,000             1,033,074           55,741
Rick L. Wessel(1)     $4.625     10,000               535,959            4,625
J. Alan Barron(1)     $4.625      5,000               477,833            6,500
Scott Williamson(1)   $4.625      5,000               227,000           42,000
Cynthia White         $4.625      2,500                20,000                -
Nancy Talley          $4.625      1,000                 3,000                -
Randy York            $4.625      5,000                50,000                -
Carolyn L. Hopkins    $4.625      2,000                 3,000                -
David W. Carr         $4.625      2,000                15,000                -
Raul Ramos            $4.625      2,000                15,000                -
Jorge L. Reyes        $4.625        500                   500                -
Jose A. Ramirez       $4.625      1,500                 2,500                -
Seth R.Trotman        $4.625      2,000                15,000                -
Michael K. Blair      $4.625        250                   250                -
Stephanie M. Jordan   $4.625        375                 2,375                -
Rolando Garza         $4.625        250                   250                -
Michael P. Keefer     $4.625        250                   250                -
Judson Germany III    $4.625        250                   250                -
Douglas G. Spray      $4.625        250                   250                -
Jimmy D. Martin       $4.625         63                    63                -
Carey T. Dulany       $4.625        250                   250                -
Craig A. Stamps       $4.625        250                   250                -
Jorge Perez           $4.625        250                   250                -
Sean O. Mattan        $4.625         62                    62                -
Federico J. Galvan    $4.625        250                   250                -
Steve Lee Walker      $4.625        250                 1,250                -
Randy B. Coffman      $4.625        250                   250                -
Brenda L. Villarreal  $4.625        250                   250                -
Jaime O. Luera        $4.625        250                   250                -
Michael W. Herman     $4.625        250                   250                -
Joe Espinoza, Jr.     $4.625        250                   250                -
Jose C. Freitas       $4.625        250                   250                -
Miguel  J. Trevino    $4.625        250                   250                -
Marisela Anzaldua     $4.625        250                   250                -
Suzanna Thomen        $4.625        250                   250                -
Dennis Murphy         $4.625        250                   250                -
Christopher J. Lee    $4.625        250                15,000                -
Cynthia Williams      $4.625        250                   250                -
Rebecca S. Salazar    $4.625        250                   250                -
Albert Parada         $4.625        250                   250                -
                                -------
                                192,625
                                =======

(1) See "Management - Executive Officers and Directors" and "- Certain Transactions" for a discussion of material relationships of any of these security holders with the Company during the last three years.

                                                                    Shares of Common
                          Shares of Common     Shares of Common   Stock Beneficially
                         Stock, the Issuance  Stock Beneficially    Owned by Option
                           of Which is Being   Owned by Option       Holder Assuming
                          Registered Hereby  Holder as of the Date   Sale of Shares,
Convertible               -----------------    of this Prospectus    the Issuance of
Debenture                                      ------------------     Which is Being
Holders                                                            Registered Hereby
-------                                                            -----------------
A.J.P.V. Co.                   54,054               54,054                  -
Charles Allen                  15,135               15,135                  -
The Aurum Group
 Limited Partnership           21,622               21,622                  -
Donna Cason                     6,487                6,487                  -
Tanya Christopher              21,622               21,622                  -
Morton A. Cohn                108,108              108,108                  -
Thomas W. Custer                5,405                5,405                  -
William M. DeArman             69,190               73,190                  -
Louis Del Homme                32,432               32,432                  -
John Drury                    108,108              120,108                  -
Wayne B. Duddlesten            21,622               21,622                  -
The Duddlesten Foundation       5,405                5,405                  -
J.A. Elkins, Jr. &
 Margaret W. Elkins            43,243               43,243                  -
Bruce Greene                    5,405                5,405                  -
J-All Partnership              64,865               64,865                  -
J.J.P.P. Co.                   54,054               54,054                  -
Michael P. Lawlor              21,622               21,622                  -
Robert W. Lary                 32,432               32,432                  -
Kenneth L. and Linda P. Lay    10,811               10,811                  -
Roger P. Lindstedt             21,622               21,622                  -
Nobles Family, Ltd.             6,487                6,487                  -
John M. O'Quinn                64,865               64,865                  -
Ross M. Patten                 10,811               10,811                  -
Blairmore Holdings, Inc.       54,054               54,054                  -
John A. Pinto &
 Janice E. Pinto               21,622               21,622                  -
Leroy E. Quigley               10,811               10,811                  -
Brad D. Sanders                 5,405                5,405                  -
Bret D. Sanders                 5,405                5,405                  -
Christine M. Sanders            5,405                5,405                  -
Don A. Sanders(1)             200,000              224,000                  -
Katherine U. Sanders          172,973              172,973                  -
Laura K. Sanders                5,405                5,405                  -
Susan K. Sanders                5,405                5,405                  -
Stephen D. Scott               10,811               10,811                  -
Sherri Spicer                  32,432               32,432                  -
David Towery                    5,405                5,405                  -
Bruce M. Van Horn               5,405                5,405                  -
Bruce M. Van Horn IRA           5,405                5,405                  -
Ed McAninch                    21,622               21,622                  -
Nolan Ryan                     10,811               10,811                  -
Edward L. Whalen                5,405                5,405                  -
Martin B. Bernstein            21,622               21,622                  -
John T. Cater  IRA             10,811               10,811                  -
Cockspur, Inc.                  5,405                5,405                  -
Luke J. Drury                  10,811               10,811                  -
Emilio A. Fusco &
 Mary G. Fusco, JTWROS         10,811               10,811                  -
Ray C. Childress, Jr. &
 Kara  S. Childress            21,622               21,622                  -
Stephen E. Raville             21,622               21,622                  -
James W. Christmas             43,243               43,243                  -
Bruce Slovin                   21,622               21,622                  -
Michael W. Mitchell            10,811               10,811                  -
George L. Ball                 10,811               10,811                  -
Stan Wallace                   10,811               10,811                  -
Alfred Tyler ,2nd              10,811               10,811                  -
Mark Rothman(2)               400,000              427,500             27,500
Rick L. Wessel                 33,000              535,959              4,625
Phillip E. Powell              34,000            1,033,074             55,741
J. Alan Barron                 33,000              477,833              6,500
                            ---------
                            2,100,001
                            =========

(1) See "Management - Certain Transactions" and "Principal Stockholders" for a discussion of material relationships of any of this security holders with the Company during the last three years.
(2) See "Principal Stockholders" for a discussion of material relationships of this security holder with the Company during the last three years.

     Rule 144 governs resales of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Affiliates that receive shares of Common Stock upon the exercise of the Warrants and Options or upon the conversion of the Convertible Debentures will be deemed to have acquired unrestricted securities. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding Common Stock. Under Rule 144, unregistered resales of restricted Common Stock cannot be made until it has been held for two years from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of Common Stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted Common Stock are subject to the Applicable Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of 1% of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale.

                                LEGAL MATTERS
                                -------------

     Certain matters in connection with the issuance of shares of Common Stock by the Company upon exercise of the Warrants and Options, upon the conversion of the Convertible Debentures will be passed upon by Brewer & Pritchard, P.C., Houston, Texas.

                                  EXPERTS
                                  -------

     The financial statements as of July 31, 1996 and 1995 and for each of the three years in the period ended July 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

              INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------

Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Stockholders' Equity
Notes to Consolidated Financial Statements



                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Board of Directors and Stockholders of First Cash, Inc.

	     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of First Cash, Inc. and its subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP
Fort Worth, Texas
October 22, 1996



                               FIRST CASH, INC.
                         CONSOLIDATED BALANCE SHEETS
                         ---------------------------
                                                  July 31,     July 31,
                                                    1996         1995
                                                    ----         ----
                                                 (in thousands, except
                                                       share data)
                   ASSETS
Cash and cash equivalents....................    $    680     $    266
Service charges receivable...................       1,783        1,360
Loans........................................      11,701        9,158
Inventories..................................       8,772        7,639
Prepaid expenses and other current assets....         869          448
                                                 --------     --------
          Total current assets...............      23,805       18,871
Property and equipment, net..................       5,647        4,648
Intangible assets, net of accumulated amort-
  ization of $1,934 and $1,369,respectively..      21,547       19,343
Other........................................         946          893
                                                 --------     --------
                                                 $ 51,945     $ 43,755
                                                 ========     ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt and
  notes payable..............................    $    611     $    373
Accounts payable and accrued expenses........       1,672        1,198
Income taxes payable.........................         424          273
                                                 --------     --------
          Total current liabilities..........       2,707        1,844
Revolving credit facility....................      14,550        9,700
Long-term debt and notes payable, net of
  current portion............................       2,477        2,041
Debentures Due 1999..........................       7,500        7,500
Debentures Due 2004..........................       2,500        2,500
Deferred income taxes........................       1,628        1,223
                                                 --------     --------
                                                   31,362       24,808
                                                 --------     --------
Stockholders' equity:
  Preferred stock; $.01 par value; 10,000,000
   shares authorized, respectively; no
   shares issued or outstanding..............           -            -
  Common stock; $.01 par value; 20,000,000
   shares authorized; 4,168,459 and 4,130,084
   shares issued, respectively; 3,697,500 and
   3,659,125 shares outstanding, respectively          42           42
  Additional paid-in capital.................      17,611       17,415
  Retained earnings..........................       5,195        3,755
  Common stock held in treasury, at cost;
   470,959 shares............................      (2,265)      (2,265)
                                                 --------     --------
                                                   20,583       18,947
Commitments (see Note 11)
                                                 --------     --------
                                                 $ 51,945     $ 43,755
                                                 ========     ========

                          The accompanying notes are an
            integral part of these consolidated financial statements.

                               FIRST CASH, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                      ---------------------------------

                                                 Year Ended July 31,
                                              1996      1995      1994
                                              ----      ----      ----
	                                (in thousands, except per share amounts)
Revenues:
   Merchandise sales.....................   $ 24,823  $ 20,709  $ 12,174
   Pawn service charges..................     13,149    11,298     8,279
   Other.................................         51       177       130
                                            --------  --------  --------
                                              38,023    32,184    20,583
                                            --------  --------  --------
Cost of goods sold and expenses:
   Cost of goods sold....................     16,714    13,648     8,258
   Operating expenses....................     12,573    10,678     7,356
   Interest expense......................      2,124     2,116       819
   Depreciation..........................        540       506       361
   Amortization..........................        565       531       377
   Administrative expenses...............      3,150     3,013     1,815
                                            --------  --------  --------
                                              35,666    30,492    18,986
                                            --------  --------  --------
Income before income taxes...............      2,357     1,692     1,597
Provision for income taxes...............        917       592       462
                                            --------  --------  --------
Net income...............................      1,440     1,100     1,135
Less dividends paid on preferred stock...          -         -       120
                                            --------  --------  --------
Net income attributable to
  common stockholders....................   $  1,440  $  1,100  $  1,015
                                            ========  ========  ========

Net income per common share available
  to common stockholders.................   $    .39  $    .30  $    .27

Weighted average common shares and
  common stock equivalents outstanding...      3,669     3,719     3,792

                       The accompanying notes are an
          integral part of these consolidated financial statements.



                               FIRST CASH, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------

                                                      Year Ended July 31,
                                                 1996       1995       1994
                                                 ----       ----       ----
                                                       (in thousands)
Cash flows from operating activities:
  Net income.................................. $  1,440   $  1,100   $  1,135
  Adjustments to reconcile net income to
   net cash provided by (used for)
   operating activities:
     Depreciation and amortization............    1,105      1,037        738
  Changes in operating assets and
   liabilities, net of effect of purchases
   of existing stores:
     Service charges receivable...............     (227)       (83)      (204)
     Inventories..............................     (899)    (1,260)    (1,616)
     Prepaid expenses and other assets........     (474)       707     (2,080)
     Accounts payable and accrued expenses....      451        151     (1,032)
     Current and deferred income taxes........      556        723         10
                                               --------   --------   --------
      Net cash flows from operating activities    1,952      2,375     (3,049)
                                               --------   --------   --------
Cash flows from investing activities:
  Net increase in loans.......................   (1,606)      (601)    (1,166)
  Purchases of property and equipment.........   (1,282)    (1,063)      (645)
  Proceeds from sale of property and equipment        -        375          -
  Acquisition of existing pawnshops...........   (4,370)    (2,347)    (2,280)
                                               --------   --------   --------
      Net cash flows from investing activities   (7,258)    (3,636)    (4,091)
                                               --------   --------   --------
Cash flows from financing activities:
  Proceeds from debt..........................   17,909     10,622     14,857
  Proceeds from debentures....................        -          -      7,500
  Repayments of debt..........................  (12,385)    (8,499)   (13,101)
  Purchase of treasury stock..................        -       (963)      (112)
  Redemption of Series A Preferred Stock......        -          -     (2,000)
  Dividend payments on preferred stock........        -          -       (120)
  Proceeds from exercise of options
   and warrants...............................      196          -          -
                                               --------   --------   --------
      Net cash flows from financing activities    5,720      1,160      7,024
                                               --------   --------   --------
Change in cash and cash equivalents...........      414       (101)      (116)
Cash and cash equivalents at beginning of
 the year.....................................      266        367        483
                                               --------   --------   --------
Cash and cash equivalents at end of the year.. $    680   $    266   $    367
                                               ========   ========   ========

                                   (Continued)

                               FIRST CASH, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
              -------------------------------------------------

                                                     Year Ended July 31,
                                                 1996       1995       1994
                                                 ----       ----       ----
                                                        (in thousands)
Supplemental disclosure of cash
 flow information:
   Cash paid during the year for:
      Interest..............................  $  2,102   $  1,990   $    795
                                              ========   ========   ========
      Income taxes..........................  $    361   $     99   $    452
                                              ========   ========   ========

Supplemental disclosure of noncash investing
 and financing activities:
   Noncash transactions in connection with
    various pawnshop acquisitions:
      Fair market value of assets acquired..  $  4,308   $  5,099   $  6,921
        Less issuance of common stock.......         -       (800)         -
        Less issuance of debt...............         -     (2,000)    (2,500)
        Less assumption of liabilities
         and costs of acquisition...........       (23)       (99)    (1,786)
        Less inventory conveyed.............         -          -       (355)
                                              --------   --------   --------
      Net cash paid.........................  $  4,285   $  2,200   $  2,280
                                              ========   ========   ========

   Noncash components of transaction
    with former director:
      Fair market value of items received:
        Non-compete agreement...............                        $    170
        Treasury stock......................                             319
                                                                    --------
                                                                    $    489
                                                                    ========
      Net book value of assets surrendered:
        Third party receivable..............                        $     48
        Pawnshop and related assets.........                             441
                                                                    --------
                                                                    $    489
                                                                    ========

   Noncash transactions for the purchase of
    treasury stock:
      Settlement of amounts due from
       American Pawn........................                        $    690
                                                                    ========


                          The accompanying notes are an
           integral part of these consolidated financial statements.










                                          FIRST CASH, INC.
                    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    ----------------------------------------------------------


                                        Additional
                          Common Stock   Paid-in   Preferred Stock  Retained  Treasury Stock
                         Shares  Amount  Capital   Shares   Amount  Earnings  Shares   Amount   Total
                         ------  ------  -------   ------   ------  --------  ------   ------   -----
                                                        (in thousands)
Balance at July 31, 1993 3,930  $   40  $16,248        -        -  $  1,640      35  $  (181) $17,747
Purchase of
 treasury stock.........     -       -        -        -        -         -     278   (1,121)  (1,121)
Common stock
 warrants issued
 in connection
 with debt offering.....     -       -      369        -        -         -       -        -      369
Net income..............     -       -        -        -        -     1,015       -        -    1,015
                         -----  ------  -------   ------   ------  --------  ------  -------  -------
Balance at July 31, 1994 3,930      40   16,617        -        -     2,655     313   (1,302)  18,010
Common stock issued in
 connection with
 an acquisition.........   200       2      798        -        -         -       -        -      800
Purchase of
 treasury stock.........     -       -        -        -        -         -     158     (963)    (963)
Net income..............     -       -        -        -        -     1,100       -        -    1,100
                         -----  ------  -------   ------   ------  --------  ------  -------  -------
Balance at July 31, 1995 4,130      42   17,415        -        -     3,755     471   (2,265)  18,947
Exercise of stock
options and warrants....    38       -      196        -        -         -       -        -      196
Net income..............     -       -        -        -        -     1,440       -        -    1,440
                         -----  ------  -------   ------   ------  --------  ------  -------  -------
Balance at July 31, 1996 4,168  $   42  $17,611        -        -  $  5,195     471  $(2,265) $20,583
                         =====  ======  =======   ======   ======  ========  ======  =======  =======



                                    The accompanying notes are an
                    integral part of these consolidated financial statements.







                                FIRST CASH, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------


NOTE 1 - ORGANIZATION AND NATURE OF THE COMPANY
-----------------------------------------------

     First Cash, Inc. (the "Company") was incorporated in Texas on July 5, 1988 and was reincorporated in Delaware in April 1991. The Company is engaged in acquiring, establishing and operating pawnshops which lend money on the security of pledged tangible personal property. In addition to making short term loans, the Company offers for resale the personal property forfeited by the individuals on loans, as well as personal property purchased outright from customers and vendors. As of July 31, 1996 the Company operated fifty stores.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

     The following is a summary of significant accounting policies followed in the preparation of these financial statements.

     Principles of consolidation - The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries, American Loan & Jewelry, Inc. ("American Loan") and Famous Pawn, Inc. ("Famous Pawn"). All significant intercompany accounts and transactions have been eliminated.

     Cash and cash equivalents - The Company considers any highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Loans and income recognition - Pawn loans ("loans") are made on the pledge of tangible personal property for one month with an automatic extension period of sixty days in Texas, thirty days in Oklahoma, and fifteen days in Maryland. Loans are made for a period of 120 days in Washington, D.C. with no automatic extension. In accordance with Texas state law, the Company has recorded pawn service charges at the inception of the loan at the lesser of the amount of interest allowed by law for the initial loan period, or $15. Additional pawn service charges are recognized during the initial loan period when the aggregate pawn service charges earned, determined on a constant yield basis over the initial loan period, exceed the amount of income recognized at the inception of the loan. Pawn service charges on loans made in Oklahoma, Maryland and Washington, D.C. are recorded at the amount of interest allowed by law for the first 30 days. Pawn service charges applicable to the extension periods or additional loan periods are not recognized as income until the loan is repaid or renewed. If the loan is not repaid, the principal amount loaned plus accrued pawn service charges becomes the carrying value of the forfeited collateral ("inventory") which is recovered through sale.

     Layaway and deferred revenue - Interim payments from customers on layaway sales are credited to deferred revenue and subsequently recorded as income during the period in which final payment is received.

     Inventories - Inventories represent merchandise purchased directly from the public, merchandise acquired from forfeited loans and new merchandise purchased from vendors. Inventories purchased directly from vendors and customers are recorded at cost. Inventories from forfeited loans are recorded at the amount of the loan principal plus one month's accrued pawn service charges on the unredeemed goods. The cost of inventories is determined on the specific identification method. Inventories are stated at the lower of cost or market; accordingly, inventory valuation allowances are established when inventory carrying values are in excess of estimated selling prices, net of direct costs of disposal.

     Property and equipment - Property and equipment are recorded at cost. Depreciation is determined on the straight-line method based on estimated useful lives of thirty-one years for buildings and five to ten years for equipment. The costs of improvements on leased stores are capitalized as leasehold improvements and are amortized on the straight-line method over the applicable lease period, or useful life if shorter.

     Maintenance and repairs are charged to expense as incurred; renewals and betterments are charged to the appropriate property and equipment accounts. Upon sale or retirement of depreciable assets, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is included in the results of operations in the period retired.

     Intangible assets - Intangible assets consist of the excess of purchase price over net assets acquired and non-compete agreements. Excess purchase price over net assets acquired is being amortized on a straight-line basis over an estimated useful life of forty years and payments relative to non compete agreements are amortized over their estimated useful lives ranging from two to ten years. The Company's amortization policy is reviewed annually by the Board of Directors to determine if any change is appropriate. Management of the Company periodically evaluates the carrying value of the excess purchase price over the net tangible assets of businesses acquired to determine that no diminution in carrying value has occurred by comparing a multiple of current earnings before income taxes on an undiscounted basis to the net carrying value of the related intangibles. The multiple used in this evaluation is consistent with the Company's acquisition model and is determined based upon a discount to the historical trading multiple of the Company's common stock. Upon any such diminution in value, an appropriate amount would be charged to earnings.

     Fair value of financial instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values, due primarily to their short-term nature.

     Income taxes - The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

     Advertising - The Company expenses the costs of advertising the first time the advertising takes place. Advertising expense for the fiscal years ended July 31, 1996, 1995 and 1994 was $165,000, $225,000 and $150,000,
respectively.

     Earnings per share - Primary earnings per common share is calculated using the modified treasury stock method as defined by Accounting Principles Board Opinion #15 ("APB 15"), which requires a dual computation. The first computation divides net income available to common shareholders by the weighted average shares of common stock outstanding during the period. The second computation requires all common stock equivalents, whether dilutive or anti-dilutive, be included in an aggregate computation, however, the number of common shares assumed to be repurchased into treasury is limited to 20% of the number of common shares outstanding at the end of the period. The remaining excess proceeds are then assumed to first retire outstanding debt, and second, to purchase certain "risk-free" securities. Pursuant to APB 15, if the result of the aggregate computation is dilutive, when compared to the first computation, its result must be reported as earnings per share; otherwise, the result of the first computation is reported. For earnings per share purposes, the preferred stock as well as all convertible debt outstanding during the periods presented are not considered common stock equivalents since the effective yields exceeded 66.67% of the average Aa corporate bond yield at the dates of issuance. In computing primary earnings per share attributable to common stockholders, preferred stock dividends are deducted from net income. Fully diluted earnings per share is not presented since the assumed conversion of both the preferred shares and convertible debentures would be either anti dilutive or result in dilution of less than 3%.

     Pervasiveness of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

     New accounting pronouncements - In October 1995, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective August 1, 1996, the Company will adopt FAS 123 establishing financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. The Company will account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and will make the disclosures in the footnotes as required by FAS 123.

     In March 1995, the FASB issued Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which is effective for fiscal years beginning after December 15, 1995. Effective August 1, 1996, the Company will adopt FAS 121, which requires that long-lived assets (i.e., property, plant and equipment and intangible assets) will be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

NOTE 3 - BUSINESS ACQUISITIONS
------------------------------

     In May 1996, the Company acquired three pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways and pawn loans from an unaffiliated corporation which is wholly-owned by a former employee of the Company, for an aggregate purchase price of $2,446,000 consisting of $2,400,000 cash paid to the seller, and legal, consulting and other fees of $46,000. In June 1996, the Company acquired three additional pawnshops in Baltimore, Maryland in an asset purchase including fixed assets, layaways, pawn loans and inventory from an unaffiliated corporation for an aggregate cash purchase price of $1,662,000 consisting of $1,590,000 paid to the seller, and legal, consulting and other fees of $72,000. The Company financed substantially all of the cash purchase price for both of these acquisitions through its credit facility. The purchase price for these acquisitions was determined based upon the volume of annual loan and sales transactions, outstanding loan balances, inventory on hand, and location and condition of the facilities.

     In October 1994, the Company acquired five pawnshops in Maryland and the Washington, D.C. Metropolitan area in an asset purchase including fixed assets, layaways, deposits, pawn loans and inventory from five unaffiliated corporations, four of which received cash and the fifth corporation, National Trade Center, Inc. received a combination of cash, stock and a note payable. The five pawnshops and related assets were acquired for a purchase price of $5,099,000 consisting of $2,200,000 cash, a five year unsecured $2,000,000 promissory note with principal and interest payable monthly at the rate of 7% per annum, the issuance of 200,000 shares of the Company's Common Stock valued at the then market price of $4 per share, and assumed liabilities, legal, accounting and transaction fees of $99,000. The Company financed substantially all of the cash purchase price through its credit facility. The purchase price of the transaction was determined based upon the volume of annual loan and sales transactions, outstanding loan balances, inventory on hand, and location and condition of the facilities.

     In May 1994, the Company acquired 100% of the issued and outstanding common stock of Famous Pawn, which operates seven stores in the Maryland and Washington, D.C. metropolitan area, from an unaffiliated third party. The total purchase price was $3,950,000 consisting of $1,450,000 cash and a $2,500,000 7% Convertible Subordinated Debenture Due 2004. The Company incurred legal, accounting and transaction fees of $174,000 in conjunction with the acquisition.

     The following unaudited pro forma summary data for the year ended July 31, 1995 and 1994 (in thousands, except per share amounts) combines the results of operations of the Company, Famous Pawn, Inc. and National Trade Center, Inc. as if the acquisitions had occurred as of August 1, 1993, after giving effect to certain adjustments, including increased interest expense on acquisition debt, increased depreciation and amortization expense on assets acquired, and the related income tax effects. The unaudited pro forma Fiscal 1995 and 1994 results do not necessarily represent results which would have occurred if the Company had acquired Famous Pawn, Inc. and National Trade Center, Inc. on August 1, 1993, nor are they necessarily indicative of the results of future consolidated operations.

                                           Pro Forma     Pro Forma
                                             1995          1994
                                             ----          ----
                                          (unaudited)   (unaudited)
      Revenues........................... $  32,670      $  28,024
     	Net income.........................     1,111          1,357
     	Net income per share............... $     .30      $     .34

     In January 1994, the Company acquired from unaffiliated parties certain assets of two pawnshops in Oklahoma City. The purchase price was $100,000 cash, and commissions and legal costs of the acquisitions amounted to $17,000. In May 1994, the Company acquired, in three separate transactions, one pawnshop each in Corpus Christi, Weslaco and Dallas, Texas. The aggregate purchase price was $854,000, consisting of $495,000 cash and inventory of $359,000. Related commissions and legal costs aggregated $44,000. In addition, the Company acquired pawn licenses in Brownsville and Laredo for a combined purchase price of $56,000.

     All of these acquisitions have been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to assets and liabilities acquired based upon their estimated fair market values at the dates of acquisition. The excess purchase price over the fair market value of the net tangible assets acquired and identifiable intangible assets has been recorded as goodwill. Goodwill and other intangible assets, net of accumulated amortization, resulting from acquisitions was $21,547,000 and $19,343,000 as of July 31, 1996 and 1995, respectively. The results of operations of the acquired companies are included in the consolidated financial statements from their respective dates of acquisition. In connection with these acquisitions, the Company entered into 2 to 10 year non-compete agreements with the former owners.

NOTE 4 - RELATED PARTY TRANSACTIONS
-----------------------------------

     On February 1, 1992, the Company acquired 100% of the issued and outstanding common stock of American Loan, a wholly-owned subsidiary of American Pawn & Jewelry, Inc. ("American Pawn"). American Loan owns and operates seven pawnshops in South Texas. The purchase price was $9,803,000, consisting of $8,600,000 in a seller-financed note payable, 200,000 shares of Common Stock recorded at the then market price of $5 per share, $89,000 in assumed liabilities and $114,000 in cash. During fiscal 1993, $2,000,000 of the seller-financed note was converted into 250,000 shares of Series A preferred stock. During May 1994, the Company and American Pawn entered into an agreement for the Company to redeem the 250,000 shares of its preferred stock held by American Pawn, repurchase 200,000 shares of common stock of the Company held by American Pawn and recover amounts the Company believed were due to it from American Pawn or its shareholders. The Series A preferred stock was contractually redeemable for $2,000,000, and the common stock had a quoted market value of $800,000. As consideration, the Company paid $2,100,000 to American Pawn, granted American Pawn a three-year warrant to purchase 100,000 shares of the Company's common stock at $4.50 per share and agreed to settle amounts approximating $668,000 which the Company had incurred on behalf of American Pawn or its shareholders, of which $544,000 had been recorded as store operating and administrative expense and $124,000 had been recorded as a receivable in the Company's financial statements. Upon reaching an agreement with American Pawn, the Company recorded the recovery of these costs by reducing store operating and administrative expense by an aggregate of $544,000, which, net of taxes, increased net income for the fourth quarter of fiscal 1994 by approximately $343,000. Concurrent with this transaction, Messrs. Charles R. Jones and C. Morgan Jones, affiliates of American Pawn and directors of the Company, resigned from the Company's Board of Directors. For the fiscal year ended July 31, 1994, the Company paid American Pawn preferred stock dividends of $120,000.

     In conjunction with the acquisition of American Loan, the Company agreed to lease the acquired locations from American Pawn. The commitments relating to such leases are included in the lease commitments in Note 11 to these financial statements. As discussed in Note 3, the Company repurchased all of the Series A Preferred Stock and all of the Common Stock held by American Pawn, and Mr. Jones resigned as a director of the Company effective May 6, 1994. Thus, after May 6, 1994, American Pawn and Mr. Jones ceased to be
related parties.   During fiscal 1994, the Company recorded rent expense of
$350,000 under such leases up until the date American Pawn and Mr. Jones ceased to be related parties.

     On December 1, 1993, the Company completed a transaction with John R. Payne, formerly a director of the Company, by which the Company (i) acquired from Mr. Payne an aggregate of 75,000 shares of Common Stock of the Company,
(ii) retired incentive options to purchase 100,000 shares of Common Stock held by Mr. Payne, (iii) purchased from Mr. Payne certain real estate for $35,000,
(iv) entered into a non-compete agreement with Mr. Payne, and (v) entered into a five-year consulting agreement with Mr. Payne providing maximum compensation in the amount of $100,000 per year for a period of five years, in exchange for the transfer to Mr. Payne of one pawnshop location, including operating permits, pawn loans, inventory, furniture, fixtures, equipment, a leasehold interest in the real property underlying the location, all having a net book value of $441,000, and a note receivable from an unaffiliated party in the approximate amount of $48,000 including principal and accrued interest (this
transaction is referred to as the "Payne Transaction").   The store
transferred from the Company to Mr. Payne had been owned by the Company for more than five years. The Company valued the shares of Common Stock and the non-compete agreement at approximately $489,000 and recognized no significant gain or loss from this transaction. The Company entered into the consulting agreement with Mr. Payne in order to utilize his expertise in identifying, evaluating and negotiating pawnshop acquisitions consistent with the Company's expansion strategy. During fiscal 1996, the Company prepaid the remainder of the consulting agreement with Mr. Payne, $242,000 of which is reflected in other assets in the Company's balance sheet as of July 31, 1996.

     The closing of the Payne Transaction was conditioned upon (i) the Company's secured lender releasing the assets as collateral, (ii) obtaining a fairness opinion from an investment banking firm that the Payne Transaction was fair to the Company from a financial point of view, and (iii) the closing of the sale of 590,000 shares of Common Stock by Messrs. Payne, Hudiburg and Abbott, former directors of the Company, to six purchasers at a purchase price of $4 per share pursuant to a registration statement filed by the Company. Prior to closing, the Company obtained a fairness opinion from the Company's financial advisor as well as a consent from its secured lender. The Company's financial advisor advised the Board of Directors that, in its opinion, the Payne Transaction was fair to the Company's stockholders from a financial point of view. Upon the closing of the Payne Transaction, Messrs. Payne, Hudiburg, Abbott, Delp and Gibson resigned as directors of the Company. None of the resigning directors expressed a disagreement with the Company in any matter relating to the Company's operations, policies or practices.

     In December 1993, October 1994 and January 1996, the Company issued to Mr. Jon Burke, the brother of a director of the Company, Mr. Richard T. Burke, warrants to purchase 50,000 shares, 5,000 shares and 50,000 shares, respectively, of the Company's Common Stock at exercise prices of $4, $4.625 and $4.625 per share, respectively, for consulting services to be provided through January 2001. The warrants vest over a five-year period. During fiscal 1996, the Company paid to Joe R. Love, a director of the Company, a consulting fee of $75,000 for services rendered in connection with certain acquisitions.

NOTE 5 - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consist of the following (in thousands):

                                                    July 31,     July 31,
                                                      1996         1995
                                                      ----         ----
      Land......................................   $    719      $    369
      Buildings.................................      1,002           456
     	Leasehold improvements....................      1,792         1,628
      Furniture, fixtures and equipment.........      4,192         3,721
                                                   --------      --------
                                                      7,705         6,174
      Less:  accumulated depreciation...........     (2,058)       (1,526)
                                                   --------      --------
                                                   $  5,647      $  4,648
                                                   ========      ========

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES
----------------------------------------------

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                    July 31,     July 31,
                                                      1996         1995
                                                      ----         ----
      Accounts payable..........................   $    147      $    168
      Accrued wages.............................        650           360
      Layaway deposits..........................        534           401
      Sales tax payable.........................        113            96
      Other.....................................        228           173
                                                   --------      --------
                                                   $  1,672      $  1,198
                                                   ========      ========

NOTE 7 - REVOLVING CREDIT FACILITY
----------------------------------

     On July 29, 1994, the Company entered into a long-term line of credit facility ("Credit Facility") with a bank in the amount of $20,000,000 which replaced the Company's previous revolving credit facility. At July 31, 1996, $14,550,000 was outstanding under this Credit Facility and an additional $1,501,000 was available to the Company pursuant to the available borrowing base. Amounts outstanding bear interest at a variable rate which fluctuates between the bank's prime lending rate and the prime lending rate minus one half percent. Amounts available under the Credit Facility are limited to the sum of 60% of inventory and 80% of loans and service charges receivable of the Company. The Credit Facility is scheduled to mature on December 1, 1997. Under the terms of the Credit Facility, the Company is required to maintain certain financial ratios and comply with certain technical covenants. As of July 31, 1996, the Company was in compliance with such covenants. The Company is required to pay an annual commitment fee of 1/8 of 1% on the average daily unused portion of the Credit Facility commitment. The Company is prohibited from paying dividends to its stockholders. Substantially all of the unencumbered assets of the Company have been pledged as collateral against indebtedness under the Credit Facility.


NOTE 8 - LONG-TERM DEBT AND NOTES PAYABLE
-----------------------------------------

     Long-term debt and notes payable consist of the following (in thousands):

                                                        July 31,    July 31,
                                                          1996        1995
                                                          ----        ----
     Note payable to a bank; bearing interest at 9.3%;
      monthly principal and interest payments of
      $5,257 until maturity at December 1, 2000;
      secured by real estate........................... $    564   $    572
     Note payable to a bank; bearing interest at 9%;
      monthly principal and interest payments of
      $5,518 until maturity at April 1, 2001;
      secured by real estate...........................      538          -
     Note payable to an unrelated corporation;
      bearing interest at 7%; monthly principal and
      interest payments of $39,604 until maturity at
      October 1, 1999; unsecured.......................    1,443      1,742
     Unsecured demand note payable to an individual;
      bearing interest at 7%; interest payable
      monthly in installments of $583..................      100        100
     Note payable to a bank; bearing interest at 9.3%;
      monthly principal and interest payments of
      $14,504, until maturity at July 1, 1999;
      secured by equipment.............................      443          -
                                                        --------   --------
                                                           3,088      2,414
     Less: current portion.............................     (611)      (373)
                                                        --------   --------
                                                        $  2,477   $  2,041
                                                        ========   ========

     Long-term debt and notes payable are scheduled to mature as follows (in thousands):

                        Fiscal
                        ------
                         1997.....................  $  611
                         1998.....................     601
                         1999.....................     649
                         2000.....................     255
                         2001.....................     972
                                                    ------
                                                    $3,088
                                                    ======

     Interest expense related to indebtedness to former officers and directors was approximately $247,000 for fiscal 1994.

NOTE 9 - CONVERTIBLE SUBORDINATED DEBENTURES
--------------------------------------------

     In April 1994, the Company completed the private placement of $7,500,000 of 10% Convertible Subordinated Debentures Due 1999. The debentures are convertible into 1,621,622 shares of Common Stock, which represents a conversion price of $4.625 per share, at the option of the debenture holders, or may be prepaid in whole by the Company if the price of the Company's Common Stock trades at or above $8.10 for 30 consecutive days. These debentures are subordinated to the Credit Facility and are unsecured. A default under the terms of the Company's Credit Facility also results in default under the provisions of these debentures. Interest on the debentures is payable quarterly at March 31, June 30, September 30 and December 31, and principal is due in 1999, if not previously converted into Common Stock. Debt issue costs of $934,000 were incurred in this transaction and are included in other assets on the accompanying consolidated balance sheet, net of accumulated amortization of $280,000, $160,000 and $40,000 at July 31, 1996, 1995 and
1994, respectively. As of July 31, 1996, the fair market value of these debentures is estimated to be $7,703,000.

     In conjunction with the acquisition of Famous Pawn, the Company issued $2,500,000 of 7% Convertible Subordinated Debentures Due 2004 to the former sole shareholder of Famous Pawn. The debentures may be converted into 500,000 shares of Common Stock at the option of the debenture holder on or after June 1, 1997, which represents a conversion price of $5 per share, or may be prepaid in whole by the Company if the price of the Company's Common Stock trades at or above $10 per share for 10 consecutive trading days on or after June 1, 1997. These debentures are subordinated to the Credit Facility and are unsecured. A default under the terms of the Company's Credit Facility also results in default under the provisions of these debentures. Interest on the debentures is payable monthly, and principal is due 2004, if not previously converted into Common Stock. As of July 31, 1996, the fair market value of these debentures is estimated to be $2,375,000.

NOTE 10 - INCOME TAXES
----------------------

     Components of the provision for income taxes consist of the following (in thousands):

                                                 For the year ended July 31,
                                                 1996       1995       1994
                                                 ----       ----       ----
       Current:
         Federal.............................. $    446   $     40   $    154
         State................................       67         46         38
                                               --------   --------   --------
                                                    513         86        192
       Deferred...............................      404        506        270
                                               --------   --------   --------
                                               $    917   $    592   $    462
                                               ========   ========   ========

     The Company has no deferred tax assets. The principal current and non current deferred tax liabilities consist of the following at July 31, 1996 and 1995 (in thousands):

                                                     July 31,   July 31,
                                                       1996       1995
                                                       ----       ----
     Deferred tax liabilities:
       Intangible asset amortization..........       $    989   $    766
       Depreciation...........................            466        356
       State income taxes.....................            106         70
       Service charges receivable.............             48         35
       Other..................................             67         31
                                                     --------   --------
       Net deferred tax liability.............       $  1,676   $  1,258
                                                     ========   ========

     Reported as:
       Current liabilities - income
        taxes payable.........................       $     48   $     35
       Non-current liabilities - deferred
        income taxes..........................          1,628      1,223
                                                     --------   --------
       Net deferred tax liability.............       $  1,676   $  1,258
                                                     ========   ========

     The provision for income taxes differs from the amounts determined by applying the expected federal statutory tax rate to income before income taxes. The following is a reconciliation of such differences (in thousands):

                                                 For the year ended July 31,
                                                 1996       1995       1994
                                                 ----       ----       ----
     Tax at the federal statutory rate........ $    801   $    575   $    543
     Nondeductible amortization of
      intangible assets.......................       34         34          -
     State income taxes, net of federal
      tax benefit.............................       67         52         25
     Amortization of intangible assets........        -          -       (131)
     Other, net...............................       15        (69)        25
                                               --------   --------   --------
                                               $    917   $    592   $    462
                                               ========   ========   ========

     In August 1993, the Revenue Reconciliation Act of 1993 (the "1993 Act") was enacted which contained provisions allowing the Company to deduct the amortization of intangible assets acquired in connection with acquisitions made by the Company subsequent to July 25, 1991. The Company has approximately $19,080,000 of intangible assets which will qualify for straight-line amortization over fifteen years for both federal and state income tax purposes. The Company amortizes these intangible assets over forty year periods for financial reporting purposes. The reconciling item entitled "Amortization of intangible assets" in the table above for fiscal 1994 represents the amortization of intangible assets in fiscal 1993 and Fiscal 1992 which was nondeductible for income tax purposes prior to passage of the 1993 Act.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

     The Company leases certain of its pawnshop facilities and computer equipment under operating leases with terms ranging from two to ten years. Most facility leases contain renewal and/or purchase options. Remaining future minimum rentals due under non-cancelable operating leases are as follows (in thousands):

                 Fiscal
                 ------
                  1997.................... $  2,058
                  1998....................    1,885
                  1999....................    1,681
                  2000....................    1,351
                  2001....................    1,063
                  Thereafter..............    1,393
                                           --------
                                           $  9,431
                                           ========

     Rent expense under such leases was $2,070,000, $1,964,000 and $1,186,000 for fiscal years 1996, 1995 and 1994, respectively.

NOTE 12 - EMPLOYEE STOCK OPTION PLAN AND OUTSTANDING WARRANTS
-------------------------------------------------------------

     On May 2, 1991, the Company sold 900,000 shares of Common Stock and 450,000 warrants to purchase 450,000 shares of Common Stock for net proceeds of $3,581,000. Each warrant initially entitled the holder to purchase one share of Common Stock for $6 per share. Prior to June 1, 1996, the Company received $120,000 for the exercise of 20,000 warrants. The remaining 430,000 warrants expired on June 1, 1996.

     On October 30, 1990, the Company's Board of Directors adopted the 1990 Stock Option Plan (the "Plan"). The Plan provides for the issuance of incentive stock options and non-qualified stock options to key employees and directors of the Company. The total number of shares of Common Stock authorized and reserved for issuance under the Plan is 250,000 shares. The exercise price for each stock option granted under the Plan may not be less than the fair market value of the Common Stock on the date of the grant, unless, in the case of incentive stock options, the optionee owns greater than 10% of the total combined voting power of all classes of capital stock of the Company, in which case the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. Unless otherwise determined by the Board, options granted under the Plan have a maximum duration of five years and vest in up to four equal installments, commencing on the first anniversary of the date of grant. As of July 31, 1996, options to purchase 40,000 shares of Common Stock were available for grant under the Plan. Options to purchase 133,281 shares were fully vested at July 31, 1996.

     The Company also issues warrants to purchase shares of Common Stock to certain key members of management, to members of the Board of Directors who are not employees or officers of the Company and to outside consultants and advisors in connection with various acquisitions, debt offerings and consulting engagements.

     Stock option and warrant activity from July 31, 1993 through July 31, 1996 is summarized in the accompanying chart.





                                                 Aggregate                              Aggregate
                                    Exercise     Exercised                  Exercise    Exercised
                          Options     Price        Value      Warrants       Price        Value
                          -------     -----        -----      --------       -----        -----
July 31, 1993..........   232,625      $5       $1,163,125     590,355     $5 to $12   $ 4,852,130
Granted................         -       -                -   1,370,162     $4 to $5      5,681,999
Cancelled..............  (113,250)     $5         (566,250)   (365,000)    $5 to $10    (3,200,000)
                         --------               ----------   ---------                 -----------
July 31, 1994..........   119,375      $5          596,875   1,595,517     $4 to $12     7,334,129
Granted................    96,500    $4 5/8        446,313      65,000       $4 5/8        300,625
Cancelled..............   (14,250) $4 5/8 to $5    (67,172)   (210,000)    $4 to $6     (1,040,000)
                         --------               ----------   ---------                 -----------
July 31, 1995..........   201,625  $4 5/8 to $5    976,016   1,450,517     $4 to $12     6,594,754
Granted................   117,000    $4 5/8        541,125   1,908,250  $4 5/8 to $15   19,200,656
Cancelled..............  (108,625) $4 5/8 to $5   (539,891)   (125,355)       $6          (752,130)
Exercised..............    (3,375)     $5          (16,875)    (15,000)       $4           (60,000)
                         --------               ----------   ---------                 -----------
July 31, 1996..........   206,625  $4 5/8 to $5 $  960,375   3,218,412     $4 to $15   $24,983,280
                         ========               ==========   =========                 ===========




NOTE 13 - FIRST CASH 401(k) PLAN
--------------------------------

     The First Cash 401(k) Plan (the "Plan") is provided by the Company for all full-time employees who have been employed with the Company for one year. Under the Plan, a participant may contribute up to 15% of earnings, with the Company matching the first 3% at a rate of 50%. The employee contributions are paid to a corporate trustee and invested in various funds. Company contributions are invested in its common stock, and contributions made to participants' accounts become fully vested upon completion of five years of service. The total Company contributions to the Plan were $34,000 for fiscal 1996.


                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS
                  --------------------------------------

Item 13. Other Expenses of Issuance and Distribution
----------------------------------------------------

     The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the Company.

  Filing Fee for Registration Statement.............   $  10,000.00
  NASD Filing Fee...................................              -
  Printing, Engraving and Mailing Fees..............         500.00
  Legal Fees and Expenses...........................       5,000.00
  Accounting Fees and Expenses......................       3,000.00
  Blue Sky Fees and Expenses........................              -
  Transfer Agent Fees...............................              -
  Miscellaneous.....................................              -
                                                       ------------
  Total.............................................   $  18,500.00
                                                       ============

Item 14. Indemnification of Directors and Officers
--------------------------------------------------

     Article X of the Certificate of Incorporation of the Company provides for indemnification of officers, directors, agents and employees of the Company as follows:

(a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators: provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify and such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) If a claim under paragraph (a) of this Article is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required standards of conduct which make it permissible under law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the law, nor an actual determination by the Corporation (including its Boards of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the law.

     The foregoing discussion of the Company's Certificate of Incorporation, and of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and Statutes, respectively.

Item 15.  Recent Sales of Unregistered Securities
-------------------------------------------------

     All share numbers have been adjusted for reverse splits and reflect shares of Common Stock issued upon conversion of preferred stock.

     In January 1992, the Company issued a three-year warrant to an affiliate of Mr. Love to purchase 90,000 shares of Common Stock at a price of $5.00 per share during the first year, $5.75 per share during the second year, and $6.25 per share during the third year, in consideration of consulting services. In December 1993, Mr. Love's warrant was extended until January 1998 and the exercise price was set at $4.00 per share.

     In May 1992, the Company issued five-year warrants to each of Messrs. Powell and Wessel to purchase 200,000 and 75,000 shares, respectively, of Company Common Stock at an exercise price of $10.00 per share, in consideration for entering into employment agreements. In December 1993, the exercise price of these warrants were reduced to $4.00 per share, the term was extended until December 1998, and Mr. Wessel's warrant was increased to 100,000 shares.


     In December 1993, the Company issued five year warrants to purchase a total of 908,000 shares at an exercise price of $4.00 per share for services rendered.

     In May 1994, the Company issued five year warrants to purchase a total of 312,162 shares at exercise prices varying from $4.625 to $4.50 per share.

     In October 1994, the Company issued 200,000 shares of Common Stock in connection with an acquisition.

     In October 1994, the Company issued five year warrants to purchase a total of 65,000 shares and five year options to purchase a total of 96,500 shares at an exercise price of $4.625 per share, for services rendered.

     During fiscal 1996, the Company issued five year warrants to purchase a total of 1,908,250 shares at exercise prices varying from $4.625 to $15.00 per share for services rendered.

     During fiscal 1996, the Company issued five year options to purchase a total of 117,000 shares at an exercise price of $4.625 per share.

     During fiscal 1996, the Company issued 38,375 shares of Common Stock relating to the exercise of various options and warrants.

     In August 1996, the company issued a five year option to purchase 9,000 shares at an exercise price of $4.75 per share.

     In October 1996, the Company issued 21,621 shares of Common Stock relating to the conversion of certain Convertible Debentures.

     In each instance described herein, the issuance of shares was exempt from registration under the Securities Act of 1933 under Section 4(2) thereof as a transaction by an issuer not involving any public offering. In each instance, the purchaser had a pre-existing relationship with the Registrant or its founder, the offers and sales were made without any public solicitation, the certificates bear restrictive legends and appropriate stop transfer instructions have been or will be given to the transfer agent. No underwriter was involved in the transactions and no commissions were paid.

Item 16. Exhibits and Financial Statement Schedules
---------------------------------------------------

(a)  The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Identification of Exhibit
   1.4(3)     Form of William K. Woodruff & Co. Warrant
   3.1(6)     Amended Certificate of Incorporation
   3.2(5)     Amended Bylaws
   4.2a(3)    Common Stock Specimen
   5.0(13)    Opinion Regarding Legality
   10.3(2)    Registrant's Stock Option Plan and Form of Option
   10.3(a)(2) Amended Stock Option Agreement -- Phillip E. Powell
   10.5(2)    Lease of Registrant's Pawnshop located at South Hampton
   10.6(2)    Lease of Registrant's Pawnshop located at River Oaks
   10.7(3)    Lease of Registrant's Pawnshop located at S. Cooper
   10.8(3)    Employment Agreement -- Phillip E. Powell
   10.15(3)   Employment Agreement -- Rick L. Wessel
   10.16(3)   Warrant Agreement -- Phillip E. Powell
   10.18(3)   Warrant Agreement -- Rick L. Wessel
   10.20(3)   Lease of Registrant's Pawnshop located at Thornton in Dallas,
               Texas
   10.21(3)   Lease of Registrant's Pawnshop located at MacArthur in Oklahoma
               City
   10.22(3)   Lease of Registrant's Pawnshop located at Portland in Oklahoma
               City
   10.23(3)   Lease of Registrant's Pawnshop located at Tyler, Texas
   10.24(3)   Lease of Registrant's Pawnshop located at James Avenue in Ft.
               Worth, Texas
   10.25(3)   Lease of Registrant's Pawnshop located at Brown Trail in
               Bedford, Texas
   10.26(3)   Lease of Registrant's Pawnshops located at Hurst and Euless,
               Texas
   10.27(3)   Lease of Registrant's Pawnshop located at Mexico Blvd. In
               Brownsville, Texas
   10.28(3)   Lease of Registrant's Pawnshop located at S. 23rd Street in
               McAllen, Texas
   10.29(3)   Lease of Registrant's Pawnshop located at E. 14th Street in
               Brownsville, Texas
   10.30(3)   Lease of Registrant's Pawnshop located at W. Tyler in Harlingen,
               Texas
   10.31(3)   Lease of Registrant's Pawnshop located at Morgan in Corpus
               Christi, Texas
   10.32(3)   Lease of Registrant's Pawnshop located at N. 10th in McAllen,
               Texas
   10.33(3)   Lease of Registrant's Pawnshop located at Ayers in Corpus
               Christi, Texas
   10.34(3)   Acquisition Agreement -- Dallas Pawn and Gun
   10.35(3)   Acquisition Agreement -- Pete's Pawn and Music
   10.36(3)   Acquisition Agreement -- Sid's E-Z Money Pawn Shop
   10.37(3)   Acquisition Agreement -- Granny's Pawn and Mercantile
   10.38(3)   Acquisition Agreement -- The Happy Hocker
   10.39(3)   Acquisition Agreement -- D&B Pawn Shop and Hurst Pawn Shop
   10.40(3)   Acquisition Agreement -- Try Us Pawn Shop
   10.41(3)   Acquisition Agreement -- American Loan & Jewelry, Inc.
   10.42(3)   Supplement to Acquisition Agreement -- American Loan & Jewelry,
               Inc.
   10.43(4)   Lease of Registrant's Pawnshop located at Garland, Texas
   10.44(5)   Amendment No. 1 to Acquisition Agreement - American Loan &
               Jewelry, Inc.
   10.45(6)   Acquisition Agreement - First Cash Auto Pawn
   10.46(6)   Lease of Registrant's Pawnshop located at 5519 S.E. 15th Street in Del City, OK
   10.47(1)   Acquisition Agreement - Chapel Jewelry & Loan
   10.48(1)   Acquisition Agreement - Outta Pawn Outlet
   10.49(8)   Asset Purchase Agreement Between Mr. Payne and the Company
   10.50(8)   Agreement with Partridge Capital Corporation
   10.51(8)   First Amendment to Second Amended and Restated Loan Agreement
               dated 11/10/93.
   10.52(8)   Fairness Opinion dated November 19, 1993 in connection with the
               Asset Sale
   10.53(8)   NationsBank consent to Asset Sale
   10.54(7)   Repurchase of First Cash, Inc. Stock from American Pawn &
               Jewelry, Inc.
   10.55(7)   Acquisition of Famous Pawn, Inc.
   10.56(9)   Audited Financial Statements of Famous Pawn, Inc. for the ten
               and one-half months ended May 15, 1994.
   10.57(10) Acquisition Agreement of Five Pawnshops from Jeff Gerhoff. 10.58(10) Loan Agreement between First Cash, Inc. and Bank One, Texas,
               National Association, dated July 28, 1994.
   11.0(11)   Computation of Earnings Per Share for the Year Ended July 31,
               1995.
   16.0(2)    Letter regarding change in certifying accountant
   21.0(10)   Subsidiaries
   23.1(13)   Consent of Counsel (contained in Exhibit 5.0)
   23.2(13)   Consent of Price Waterhouse LLP, independent accountants
   24.0(12)   Power of Attorney to sign Registration Statement and amendments
               (contained in the Registration Statement)

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-61544) and incorporated herein by reference.
(2) Filed as an exhibit to the Company's Registration Statement on Form S-18 (No. 33-37760-FW) and incorporated herein by reference.
(3) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-48436) and incorporated herein by reference.
(4) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended July 31, 1992 (File No. 0 - 19133) and incorporated herein by reference.
(5) Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended October 31, 1992 (File No. 0 - 19133) and incorporated herein by reference.
(6) Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended January 31, 1993 (File No. 0 - 19133) and incorporated herein by reference.
(7) Filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended April 30, 1994 (File No. 0 - 19133) and incorporated herein by reference.
(8) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-70592) and incorporated herein by reference.
(9)   Filed as an exhibit to Form 8-K dated July 29, 1994.
(10) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended July 31, 1994 (File No. 0 - 19133) and incorporated herein by reference.
(11) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended July 31, 1995 (File No. 0 - 19133) and incorporated herein by reference.
(12)  Filed as an exhibit to the Company's original filing of this
Registration Statement of Form S-1 	(No. 33-86052)
(13)  Filed herein.

(b) All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item  17.  Undertakings
-----------------------

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the provisions of the Registrant's Certificate of Incorporation, Bylaws, the Delaware General Corporation Law, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel controlling precedent has settled the matter, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Registrant further undertakes:

A. That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or(4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

B. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(iv) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

C. That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof


                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, State of Texas on the 19th day of November, 1996.

                                  First Cash, Inc.

                                  By:\\s\\Rick L. Wessel
                                  ------------------------------------
                                  Rick L. Wessel, Principal Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Capacity                          Date
---------                        --------                          ----
Phillip E. Powell      Chairman of the Board and             November 19, 1996
------------------       Chief Executive Officer
Phillip E. Powell*

Rick L. Wessel         Chief Financial Officer, Secretary    November 19, 1996
------------------       Treasurer and Director
Rick L. Wessel

Richard T. Burke       Director                              November 19, 1996
------------------
Richard T. Burke*

Joe R. Love            Director                              November 19, 1996
------------------
Joe R. Love*

*By://s//Rick L. Wessel
------------------------
Phillip E. Powell or Rick L. Wessel
Attorney-In-Fact